Exhibit 99.1

NextSource Materials Inc.

Annual Information Form (AIF)

For the year ended June 30, 2019

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Table of Contents

1 Introduction	3
2 General Description of the Business	4
3 Corporate Highlights	6
4 Molo Graphite Property, Southern Madagascar Region, Madagascar	8
5 Green Giant Vanadium Project, Southern Madagascar Region, Madagascar	30
6 Sagar Property, Labrador Trough Region, Quebec, Canada	30
7 Risk Factors	30
8 Market for Securities	36
9 Directors and Officers	36
10 Legal Proceedings and Regulatory Actions	41
11 Interest of Management and Others in Material Transactions	41
12 Interest of Experts	41
13 Material Contracts	42
14 Transfer Agent and Registrar	42
15 Auditors	42
16 Additional Information	42
SCHEDULE A	43

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

1.
Introduction

This Annual Information Form (AIF) is intended to help the reader understand NextSource Materials Inc.’s operations, financial performance, financial condition and business plans. All amounts are in US dollars unless otherwise noted.

This AIF, which has been prepared as of September 30, 2019, should be read in conjunction with NextSource’s consolidated financial statements for the years ended June 30, 2019 and 2018.

All amounts are in US dollars, unless otherwise indicated. The term “NSR” stands for net smelter royalty. The term “tpa” stands for tonnes per annum. References to “NextSource”, “Company”, “we”, “us”, “our”, refer to NextSource Materials Inc. and its consolidated subsidiaries unless the context indicates otherwise.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved”.

Forward-looking information includes, but is not limited to, information with respect to certain expectations regarding obtaining necessary permits; construction timelines and costs; anticipated production volumes; anticipated operating costs and capital spending; supply, demand and pricing outlook in the graphite market; sources of funding for the Molo Graphite Project and the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments; the expected use of proceeds; and the Corporation’s business objectives and targeted milestones (and timing thereof).

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking information. Such factors include, among others: there is no market for the Securities; negative operating cash flow; the Corporation’s ability to continue as a going concern; development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production; the Corporation’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks; dependence on the Molo Graphite Project; additional permits and licenses are necessary to complete the development of the Molo Graphite Project; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations; fluctuations in the market price of graphite and other metals may adversely affect the value of the Corporation’s securities and the ability of the Corporation to develop the Molo Graphite Project; the Corporation may not have access to sufficient capital to develop the Molo Graphite Project; the Corporation has a limited operating history and expects to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration, there is substantial risk that the Corporation’s assets will not go into commercial production and the business will fail; estimates of mineral resources and mineral reserves may not be realized; because of the inherent dangers involved in mineral exploration, there is a risk that the Corporation may incur liability or damages as the Corporation conducts business; the Corporation has no insurance for environmental problems; should the Corporation lose the services of key executives, the Corporation’s financial condition and proposed expansion may be negatively impacted; because access to the Corporation’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays; climate change and related regulatory responses may impact the Corporation’s business; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management; tax risks; the Corporation’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm; the Corporation does not intend to pay dividends; because from time to time the Corporation holds a significant portion of cash reserves in Canadian dollars, the Corporation may experience losses due to foreign exchange translations; the Corporation is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition; the current financial environment may impact the Corporation’s business and financial condition that cannot predict; the market price for the Common Shares is particularly volatile given the Corporation’s status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares; and the Corporation’s ability to meet other factors listed from time to time in the Corporation’s continuous disclosure documents, including but not limited to, the AIF.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management and/or “qualified persons” (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“”NI 43-101”) made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management and/or qualified persons believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Corporation believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Corporation can give no assurance that such expectations will prove to be correct. In addition to the assumptions discussed herein and in the Technical Report (as defined herein), the material assumptions upon which such forward-looking statements are based include, among others, that: the Corporation will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would render the Molo Graphite Project potentially economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Corporation will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives and may not be appropriate for other purposes.

The Corporation does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

2.
General Description of the Business

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 145 Wellington Street West, Suite 1001, Toronto, Ontario, M5J 1H8.

The Company's principal business is the acquisition, exploration and development of mineral resources. The Company does not operate any mines and has not initiated construction on any mines. The Company has yet to generate any revenue from mining operations or pay dividends and is unlikely to do so in the immediate or foreseeable future. The Company accepts the risks which are inherent to mineral exploration programs and the exposure to the cyclical nature of mineral prices. These risks are discussed in the Risk Factors section of this report.

Principal Products

The Company is currently focused on developing a graphite mine.

The Company, through a wholly owned foreign subsidiary, obtained a mining permit and environmental certificate for its Molo Graphite Project in Madagascar. The Molo Graphite Project is one of the largest-known and highest quality flake graphite deposits in the world. Although the Company released a NI 43-101 Technical Report Feasibility Study dated September 27, 2019 that concluded that Phase 1 and Phase 2 of the Molo Graphite Project contains mineralization that is economically recoverable, the Company does not have the necessary capital to begin construction at this time.

In addition to the Molo Graphite Project, NextSource has 100% ownership of its NI 43-101 compliant Green Giant Vanadium Project, located just 11 kilometres from the Molo Graphite Project. The Green Giant Project is a rarely occurring, sedimentary-hosted deposit that also ranks as one of the largest-known and highest in-situ grade vanadium resources in the world.

Competitive Conditions

The mineral exploration and mining business are highly competitive. We compete with numerous other companies and individuals in the search for and the acquisition of financially attractive mineral properties. Our ability to acquire precious metal mineral properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

In addition, we also compete with other companies over retaining skilled experienced workers and sourcing raw materials and supplies used in connection with eventual development and mining operations.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Foreign Operations

Our foreign operations are exposed to various levels of political, economic and social risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; expropriation; political corruption, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; renegotiation or termination of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; surface land access issues; illegal mining; changes in taxation policies, laws and regulations; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond our control and may adversely affect our business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, surface land access, land claims of local people and mine safety.

Corporate Redomicile

The Company completed a corporate redomicile from the State of Minnesota to Canada on December 27, 2017.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.

MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARL (“MATMAD”), a Madagascar subsidiary.

MINMAU owns 100% of NextSource Minerals (Madagascar) SARL (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits.

GRAMAU owns 100% of ERG Madagascar SARL (“GRAMAD”), a Madagascar subsidiary. GRAMAD holds the Molo Graphite Project exploration permits.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Capital Structure

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares.

As of June 30, 2019, the Company had 507,417,021 common shares issued and outstanding (June 30, 2018: 469,933,611).

As of June 30 2019, the Company had 40,670,000 stock options issued and outstanding (June 30, 2018: 37,630,000) with a weighted average expiration of 2.9 years (June 30, 2018: 2.9 years), which are exercisable into 40,670,000 common shares (June 30, 2018: 37,630,000) at a weighted average exercise price of $0.08 (June 30, 2018: $0.09). All stock options that are currently outstanding vested on the grant date.

As of June 30, 2019, the Company had 10,652,636 common share purchase warrants issued and outstanding (June 30, 2018: 3,500,000) with a weighted average expiration of 1.13 years (June 30, 2018: 0.8 years), which are exercisable into 10,652,636 common shares (June 30, 2018: 3,500,000) at a weighted average exercise price of $0.08 (June 30, 2018: $0.14). All warrants that are currently outstanding vested on the issue date.

Dividends and Distributions

The Company has yet to generate any revenue from mining operations or pay dividends since inception and is unlikely to do so in the immediate or foreseeable future. Our continued operations are dependent upon the ability of the Company to obtain financing through the proceeds of securities subscriptions for the continued exploration and development of its mineral properties.

The value of a mineral project is highly dependent upon the discovery of economically recoverable mineralization, the long-term preservation of the Company’s ownership interest in the underlying mineral property, the ability of the Company to obtain the necessary funding to complete sufficient exploration activities on the property, and the prospects of any future profitable production therefrom, or alternatively upon the Company’s ability to dispose of its property interests on an advantageous basis.

Indebtedness

As of June 30, 2019, and as of June 30, 2018, the Company did not have any outstanding debt, loans or credit facilities.

Employees and Contractors

The Company relies on the geological and industry expertise of its Toronto-based management team and engages contractors to complete certain aspects of its exploration programs.

As of June 30, 2019, we had two employees and several contractors in addition to the Board of Directors, President & Chief Executive Officer and Chief Financial Officer. Certain professional, administrative and geological services are provided to the Company by independent contractors, including corporations and/or individuals who may be officers or directors of NextSource. No assurance can be given that qualified employees can be retained by NextSource when necessary.

Sustainability

The Company is committed to the health and safety of our workers and communities, the protection of the environment, and to the rights, culture and development of local communities.

3.
Corporate Highlights

Three-Year History

In August 2016, we initiated a Front-End Engineering Design Study (the “FEED Study”) and value engineering for our Molo Graphite Project in Madagascar. The FEED Study was undertaken in order to optimize the mine plan as envisioned in the technical report titled "Molo Feasibility Study – National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar", dated July 13, 2017, effective as of July 13, 2017 (the “Molo Feasibility Study”) and determine the optimal development path based on discussions with prospective strategic partners. All costing aspects were examined with the goal of providing a method to produce meaningful, multi-tonne test samples of Molo graphite concentrate to potential off-takers while reducing the CAPEX and time required to the commencement of commercial production.

On November 7, 2016, we outlined a phased mine development plan for the Molo Graphite Project based on the FEED Study and value engineering. The results supported the construction of a plant to test and verify the flow sheet design from the Molo Feasibility Study.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Phase 1

Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate with a mine life of 30 years (as discussed below). The fully-modularized mining operation in this phase will use a 100% owner-operated fleet that we believe will process an average of 240,000 tonnes of ore per year (or 30 tonnes per hour) of mill feed (ore) that will be processed on site. Phase 1 will provide “proof of concept” for the modular methodology and allow NextSource the flexibility to optimize further the process circuit while being capable of supplying a true “run-of-mine” flake concentrate to potential off-takers and customers for final product validation. All supporting infrastructure including water, fuel, power, dry-stack tailings and essential buildings will be constructed during Phase 1 to sustain the fully operational and permanent processing plant. The plant will utilize dry-stack tailings in order to eliminate the up-front capital costs associated with a tailings dam. NextSource’s existing camp adjacent to the nearby town of Fotadrevo will be used to accommodate employees and offices, with additional housing available within the town for additional employees.

Phase 2

Phase 2 would consist of a modular expansion to plant capable of producing approximately 50,000 tpa of high-quality SuperFlake™ graphite concentrate. Timing of the implementation of Phase 2 will be determined by market demand for SuperFlake™ graphite and the ability of the Company to finance the modular expansion. It is expected that the Phase 2 expansion will incorporate the unique full-modular build approach used in Phase 1. This phase will include the construction of additional on-site accommodation and offices, upgrading of road infrastructure, port facility upgrades, a wet tailings dam facility and further equipment purchases to provide redundancy within the processing circuit. The costs for these capital expenditures are unknown at this time but will be assessed as part of an economic analysis to be completed in due course.

On June 1, 2017, we released the results of a positive updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach which was based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years. The Phase 1 production costs were estimated at $433 per tonne at the plant and $688 per tonne delivered CIF port of Rotterdam. CIF refers to cost, insurance and freight included. The Phase 1 capital costs were estimated at $18.4 million with a construction projected but not guaranteed timeline of approximately 9 months. Based on an average selling cost of $1,014 per tonne, the Phase 1 was estimated to have (i) a pre-tax NPV of $34 million using an 8% discount rate and a pre-tax internal rate of return (“IRR”) of 25.2%; and (ii) a post-tax NPV of $25.5 million using an 8% discount rate and a post-tax IRR of 21.5%.

On December 27, 2017, the Company completed a corporate redomicile from Minnesota to Canada. This is expected to reduce our legal and regulatory compliance costs and improve our financing opportunities. The Company does not have any offices, personnel or mineral projects in the US. The presentation and functional currency of the Company will continue to be the US dollar. Upon completing the redomicile, the Company adopted International Financial Reporting Standards (“IFRS”).

On April 13, 2018, the Company issued 1,000,000 common shares upon the exercise of 1,000,000 common share purchase warrants for gross proceeds of $110,000.

On August 17, 2018, the Company closed a non-brokered private placement offering of 21,059,270 units at a price of $0.053 (CAD$0.07) per unit for aggregate gross proceeds of $1,120,385 (CAD$1,474,149). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years. The share issue costs consisting of finder’s fees totaled $16,576 plus the issuance of 337,714 common shares and 123,000 common share purchase warrants, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years.

On October 16, 2018, the Company announced the signing of an Offtake Agreement with the primary graphite supplier to a major Japanese electric vehicle anode producer. The Offtake Agreement is for a period of ten (10) years and activates on the commencement of commercial production at the Molo project, with an automatic renewal for an additional five (5) years. The Japanese Partner will have the exclusive right to import and sell SuperFlake® graphite concentrate in Japan. Provided that commercial production commences within 3 years, following the ramp up period, the Japanese Partner will purchase 20,000 tonnes of SuperFlake® graphite per annum Product prices will be negotiated on a per order basis between the parties and will be based on the floating market prices (FOB basis) prevailing in the region.

On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Project and that the mining license does not limit mining to any specific volume.

On March 7, 2019, the Company closed a non-brokered private placement offering of 16,086,426 common shares at a price of $0.08 (CAD$0.11) per common share for aggregate gross proceeds of $1,323,630 (CAD$1,769,507).

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”). This follows the completion of the Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) performance standards and World Bank standards, the completion of local and regional stakeholder and community engagement, and the completion of negotiations and signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

On September 27, 2019, the Company released the results of a positive updated Molo Feasibility Study which outlined a phased development approach, with Phase 1 producing 17,000 tonnes per annum (“tpa”) over the first two years of production and Phase 2 producing a total of 45,000 tpa by year 3. Over the modelled life of mine (30 years), the production plants will have a pre-tax internal rate of return (“IRR”) of 43.1%, and a post-tax IRR of 36.2%. The pre-tax Net Present Value (“NPV”) at 8% discount rate will be US$237.1M, and the post-tax NPV will be US$184.3M. The capital mine cost (“CAPEX”) for Phase 1 will be US$21.0M with Phase 2 CAPEX being an additional US$39.1M, for a total project cost of US$60.1M.

On September 27, 2019, Quentin Yarie resigned as a director of the Company.

4.
Molo Graphite Property, Southern Madagascar Region, Madagascar

Overview

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest. Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. Malagasy retains a 1.5% net smelter return royalty ("NSR") on the property. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production.

The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property.

On June 1, 2017, we released the results of a positive updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach which was based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years. The Phase 1 production costs were estimated at $433 per tonne at the plant and $688 per tonne delivered CIF port of Rotterdam. CIF refers to cost, insurance and freight included. The Phase 1 capital costs were estimated at $18.4 million with a construction projected but not guaranteed timeline of approximately 9 months. Based on an average selling cost of $1,014 per tonne, the Phase 1 was estimated to have a pre-tax NPV of $34 million using an 8% discount rate, a pre-tax internal rate of return (“IRR”) of 25.2%, and a post-tax IRR of 21.5%.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary ERG Madagascar SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Following an Environmental Legal Review and an Environmental and Social Screening Assessment, which provided crucial information to align the project’s development and design with international best practice on sustainable project development, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA"), which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards. The ESIA was submitted to the Office National d’Environment (“ONE”) during fiscal 2018.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

During fiscal 2017, the Company applied to the BCMM to have the exploration permit for the Molo Graphite Project converted into a mining permit. On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Project and that the mining license does not limit mining to any specific volume. On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”).

Application for all other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated.

The Company cannot provide any assurance as to the timing of the receipt of sufficient capital and of any of the permits and licenses necessary to initiate construction of the mine.

Graphite Prices
As an industrial mineral, flake graphite pricing is determined by three factors: 1) flake size, 2) carbon purity and 3) industry-specific technical attributes of the flakes. Flake sizing is broadly classified into four ranges: small (-100 mesh, or <75µm) medium (-80 to 100 mesh, or 75µm to 180µm), large (-50 to 80 mesh, or 180µm to 300µm), and extra-large or jumbo (+50 mesh, or >300µm). These flake sizes are in turn classified by carbon content (”C”), and are typically sold in ranges of 88-93% C, 94-95% C, and 95-97% C. The specific technical attributes of the flakes are then defined by end-user parameters such as expansion coefficient, thermal and electrical conductivity, and charge-discharge stability and efficiency. As the technical parameters sought by end-users are proprietary to their processes, pricing is not publicly available. There are however subscription pricing services that provide monthly graphite pricing for various flake sizes and carbon purities based upon input from graphite purchasers. The following identifies the average monthly flake graphite pricing for the past 12 months as provided by Benchmark Mineral Intelligence.

Metallurgical work confirms that the final flake graphite concentrate from the Molo deposit yielded material ranging from 96.9% C to 98.1% C. Using this carbon content range, the following table summarizes FOB China flake graphite pricing from Benchmark over the past 12 months for material with a carbon content ranging between 96-97% C.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Using the flake size distribution arrived at from metallurgical testing, along with the average pricing as identified in the table above yields a 12 month average “basket price” of US $1207.55 for Molo graphite as per the table below.

Project Exploration Timeline

The Molo Graphite Project is one of seven surficial graphite trends discovered and drill tested by NextSource in late 2011 and announced to the market in early January 2012. The Molo deposit itself occurs in a flat, sparsely populated and dry savannah grassland region that has easy access via a network of seasonal secondary roads.

The Molo Graphite Project graphitic zone consists of multi-folded graphitic strata with a surficially exposed strike length of over two kilometres. Outcrop mapping and trenching on the Molo Graphite Project has shown the surface geology to be dominated by resistant ridges of graphitic schist and graphitic gneiss, as well as abundant graphitic schist float. Geological modeling has shown that the Molo Graphite Project deposit consists of various zones of mineralized graphitic gneiss, with a barren footwall composed of garnetiferous gneiss. The host rock of the mineralized zones on the Molo Graphite Project is graphitic gneiss.

Resource delineation, drilling and trenching on the Molo Graphite Project took place between May and November of 2012, which resulted in a maiden mineral resource estimate to be released in early December of the same year. This maiden mineral resource estimate formed the basis for the Company’s Preliminary Economic Assessment (the “PEA”), which was undertaken by DRA Mineral Projects and released in 2013.

The positive outcome of the PEA led NextSource to undertake another phase of exploratory drilling and sampling in 2014 to upgrade the deposit and its contained mineral resources to mineral reserves. The process included an additional 32 diamond drill holes (totaling 2,063 metres) and 9 trenches (totaling 1,876 metres). The entire database upon which the upgraded resource estimate was based contained 80 drill holes (totaling 11,660 metres) and 35 trenches (totaling 8,492 metres). This new mineral resource formed the basis of the Molo Feasibility Study, which was originally released in February 2015.

In August 2016, we initiated the FEED Study and value engineering for our Molo Graphite Project in Madagascar. The FEED Study was undertaken in order to optimize the mine plan as envisioned in the Molo Feasibility Study and determine the optimal development path based on discussions with prospective strategic partners. All costing aspects were examined with the goal of providing a method to produce meaningful, multi-tonne test samples of Molo graphite concentrate to potential off-takers while reducing the CAPEX and time required to the commencement of commercial production.

On November 7, 2016, we outlined a phased mine development plan for the Molo Graphite Project based on the FEED Study and value engineering. The results supported the construction of a cost-effective demonstration plant to test and verify the flow sheet design from the Molo Feasibility Study. Under the Exploration Permit, the Company would initially be limited to an ore input of 20,000 cubic meters (or approximately 50,000 tonnes) of front-end feed into the demonstration plant. Upon approval of a full mining permit, the 20,000 cubic meter test limit would be removed and at full capacity, the demonstration plant would be capable of processing up to 240,000 tonnes of feed per annum, which equates to 30 tonnes per hour of ore feed and roughly 1 to 3 tonnes of flake graphite concentrate production per hour.

On June 1, 2017, we released the results of an updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach and based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years. The Phase 1 production costs were estimated at $433 per tonne at the plant and $688 per tonne delivered CIF port of Rotterdam. The Phase 1 capital costs were estimated at US$18.4 million with a construction timeline of approximately 9 months. Based on an average selling cost of $1,014 per tonne, the Phase 1 financials were estimated to have a pre-tax NPV of $34M using an 8% discount rate, a pre-tax internal rate of return (IRR) of 25.2%, and a post-tax IRR of 21.5%. The average selling price of $1,014 per tonne is the weighted average selling price for the different graphite sizes that we expect to sell.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

On September 27, 2019 we released the results of an updated Molo Feasibility Study in order to quantify a phased buildout (i.e. Incorporating both Phase 1 and Phase 2), update capital and operating costs, and utilize recent graphite pricing. Phase 1 will produce 17,000 tonnes per annum (“tpa”) over the first two years of production, and Phase 2 will increase production to a total of 45,000 tpa by year 3. Over the modelled life of mine (30 years), the production plants will have a pre-tax internal rate of return (“IRR”) of 43.1%, and a post-tax IRR of 36.2%. The pre-tax Net Present Value (“NPV”) at 8% discount rate will be US$237.1M, and the post-tax NPV will be US$184.3M. The CAPEX for Phase 1 will be US$21.0M with Phase 2 CAPEX being an additional US$39.1M, for a total project cost of US$60.1M. Customers have agreed to purchase graphite on a Freight on Board (“FOB”) basis in Madagascar, with FOB MOLO operating costs for Phase 1 and Phase 2 being $565.93/T and $514.17 respectively.

Molo Feasibility Study for Phase 1

The following information is extracted from the Molo Feasibility Study dated May 31, 2019 and prepared by J.K. de Bruin Pr.Eng of Erudite Strategies (Pty) Ltd., J. Hancox of Caracle Creek International Consulting (Pty) Ltd., D. Subrumani of Caracle Creek International Consulting (Pty) Ltd., O. Peters of Metpro Management Inc., O. Mogoera of Erudite Strategies (Pty) Ltd., H. Smit of Erudite Projects (Pty) Ltd., E.V. Heerden of EVH Consulting (Pty) Ltd.,. and A. Marais of GCS Consulting (Pty) Ltd., each of whom is a “qualified person” and “independent”, as such terms are defined in NI 43-101.

The extract below is subject to all the assumptions, qualifications and procedures set out in the Molo Feasibility Study and is qualified in its entirety with reference to the full text of the Molo Feasibility Study. It is advised that this extract should be read in conjunction with the entire Molo Feasibility Study.

1
Summary

1.1
Introduction

The Company is a mineral exploration and development company based in Toronto, Canada. The Company is currently focused on the exploration and development of its 100% owned, flagship Molo Project.

The Molo deposit is situated 160 km southeast of the city of Toliara, in the Tulear region of south-western Madagascar. The deposit occurs in a sparsely populated, dry savannah grassland region, which has easy access via a network of seasonal secondary roads radiating outward from the village of Fotadrevo. Fotadrevo in turn has an all-weather airstrip and access to a road system that leads to the regional capital (and port city) of Toliara and the Port of Ehoala at Fort Dauphin via the RN10, or RN13.

Geologically, Molo is situated in the Bekily block (Tolagnaro-Ampanihy high grade metamorphic province) of southern Madagascar. The Molo deposit is underlain predominantly by moderately to highly metamorphosed and sheared graphitic (biotite, chlorite and garnet-rich) quartzo-feldspathic schists and gneisses, which are variably mineralised. Near surface rocks are oxidised, and saprolitic to a depth, usually of less than 5m.

Molo was one of several surficial graphite trends discovered by the Company (then Energizer) in late 2011 and announced in early January 2012. The deposit was originally drill tested in 2012, with an initial seven holes being completed. Resource delineation, drilling and trenching on Molo took place between May and November of 2012, and allowed for a maiden Indicated and Inferred Resource to be stated in early December of the same year. This maiden mineral resource estimate formed the basis for a PEA, which was undertaken by DRA Projects in 2013.

The positive outcome of this PEA led the Company to undertake another phase of exploratory drilling and sampling in 2014, which was done under the supervision of CCIC. This phase of exploration was aimed at improving the geological confidence of the deposit and it’s contained mineral resources and included an additional 32 diamond drill holes (totalling 2,063 metres) and 9 trenches (totalling 1,876 metres).

CCIC were subsequently engaged to update the geological model and resource estimate. The entire database on which this new model and resource estimate is based contains 80 drill holes (totalling 11,660 metres) and 35 trenches (totalling 8,492 metres). This new resource formed the basis of the Molo 2015 FS which targeted 860ktpa of ore processing capacity.

This Report utilises the knowledge base of both the Molo 2015 FS and Molo 2017 240ktpa FS technical reports.

Anticipating the future demand for industrial minerals such as those held by the Company (Graphite, Vanadium and Cobalt) is complex. The demand for these minerals is, to a large extent, driven by the development of the battery market which remains uncertain. Significant research has been completed by various analysts and the consensus view is that an explosive increase in demand can be expected. The uncertainty, however, is the timing of such increase in demand.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

In order to ensure that the Company remains ahead of the competition and to appropriately plan for future market demand, the Company has opted for a flexible development approach which comprises a modular solution yielding optimal cashflow and return metrics with suitable flexibility to enable them to rapidly respond to market changes.

The Company has an off-take agreement in place with a Japanese Trader and is in the process of formalizing an additional sales agreement with a European Trader. As such, the Company requested feasibility-level analysis of a phased development approach: Phase 1 – 240,000 Tonnes per annum (240ktpa), and Phase 2 – after 240ktpa for the first 2 years of production, ramping up to 720ktpa in the third year to accommodate additional sales.

The Feasibility Study (hereinafter referred to as the “Molo 2019 720ktpa (Ph 2) FS”) as detailed in this Report considers in some detail the development of a greenfields graphite mine with modular beneficiation plant and supporting infrastructure. Engineering, costing and Project planning for Phase 1 of the proposed mine development has been completed to a level as required for this Report to comply to the requirements as defined by the TSX in terms of the NI 43-101. The numbers confirmed during the Molo 2017 240ktpa FS for Phase 1 of the Project are updated as part of this Report to incorporate the effects of escalation and market realities, as currently relevant.
Although detailed engineering has not been completed in order to define an optimal solution for a larger throughput mine facility, costing for Phase 2 (which adds an additional two modules of the beneficiation plant and increases the mining and infrastructure in proportion), is costed as part of this Report. Phase 2 costing is merely factored and therefore deemed accurate to FS level but will be optimised through certain economies of scale which are not considered in this Report. The increased capital expenditure is included in the financial model to provide comprehensive financial analysis of the Project. The increased throughput requires increased water sourcing which has been considered in the engineered solution for water supply. Some of the infrastructure has been increased to support the increased workforce.

The Company has every intent to develop Phase 2 in close succession to Phase 1 and has the mineral resources to support further increases of its mining and beneficiation capacity as the inevitable increase in demand is realised.

1.2
Project Location

The Molo deposit is located some 160 km southeast of Madagascar’s administrative capital (and port city) of Toliara, in the Tulear region and about 220 km NW of Fort Dauphin and is approximately 13 km NE of the local village of Fotadrevo.

1.3
Project Description

The proposed development of the Project includes the construction of a green fields open pit mine, a Phase1 processing plant with a capacity of 240,000 tonnes of ore per annum and all supporting infrastructure including water, fuel, power, tailings (co-disposed), buildings and permanent accommodation. This Project will be augmented with expansion to Phase 2 processing plant with a capacity of 720,000 tonnes of ore per annum based on market conditions.

1.4
Summary of financial results

Table 1 below summarizes the financial results of Phase 1 (240ktpa for the first two years of production and Phase 2 (ramp-up to 720ktpa production in year three). These are based on a discounted flow analysis of the Project using real cash flows, which do not include the effect of inflation.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Table 1: Summary of Financial Results

Description	Phase 1 and 2
	Pre-Tax	Post-Tax
Post-tax: NPV (8% Discount Cash Flow)(1)(2)	$237.1m	$184.3m
Post-tax: IRR (1)(2)	43.1%	36.2%
Payback (2)	3.4 years	3.8 years
Capital cost ("CAPEX")	$60,082,340
Owners Contingency	$6,670,430
On-site Operating Costs ("OPEX") per tonne of concentrate, (year 3 onward)	Mining
	$82.69
On-site Operating Costs ("OPEX") per tonne of concentrate, (year 3 onward)	Processing
	$270.27
Transportation per tonne of concentrate (from mine site to Madagascar Port year 3 onward)	$133.01
Average annual production of concentrate	45,136 tonne
Life of Mine ("LOM")	30 years
Graphite concentrate sale price (US$/tonne at Start Up - 2017)	$1,208
Average Head Grade	7.1%
Average ore mined per annum over Life of Mine	720,000 tonne
Average stripping ratio	0.53:1
Average carbon recovery	88.30%

Notes
●
Note 1: Assumes Project is financed with 100% equity

●
Note 2: Values shown are based on real graphite sales pricing Table 2 below summarizes key mine and process data.

Table 2: Mine & Process Data
	Phase 1	Phase 2
Proven reserves (t)	14,048,733
Probable reserves (t)	8,207,458
Grade (% graphitic carbon)	8.05%	7.10%
Waste to ore ratio	0.53:1
Processing rate (tpa)	240,000	720,000
Mine life (years)	30
Recovery (%)	88.30%
Average annual product tonnes	17,000	45,000

1.5
Property Description and Ownership

1.5.1
Property Description

The Project includes 790 claims and an area totalling 308.6 km2.

The Project is centred on UTM coordinates 495,289 Easting 7,345,473 Northing (UTM 38S, WGS 84 datum), and is located 11.5 km east-northeast of the town of Fotadrevo.

The property is within Exploitation/Mining Permit PE #39807 which covers an area of 175 km2 or 17,500 hectares (“ha”), and Exploration Permits PR #39806 and PR #39810 which cover areas of 96.1 km2 (9609 ha) and 37.5 km2 (3750 ha), respectively.

1.5.2
Ownership

On December 14, 2011, the Company entered into a Definitive JVA with Malagasy Minerals Limited (hereinafter referred to as "Malagasy"), a public company on the Australian Stock Exchange, to acquire a 75% interest to explore and develop a group of industrial minerals, including graphite, vanadium and approximately 25 other minerals. On October 24, 2013, the Company signed a MOU with Malagasy to acquire the remaining 25% interest in the land position.

On April 16, 2014, Energizer signed a Sale and Purchase Agreement and a Mineral Rights Agreement with Malagasy to acquire the remaining 25% interest. Malagasy retains a 1.5% net smelter return royalty ("NSR").

CCIC reviewed a copy of the Contrat d’amodiation pertaining to this right and are satisfied that the rights to explore this permit have been ceded to the Company or one of its Madagascar subsidiaries.

The Project was located within Exploration Permit PR #3432 as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. On January 18, 2019, Permit PR #3432 was transformed into two Exploration Permits (PR #39806 and PR #39810) and an Exploitation Permit (PE #39807) by the Ministry of Mines, with the official permit being granted to the Company by the BCMM on February 14, 2019.

Mineral Resources and Reserves delineated in Sections 14 and 15 of this Report are entirely within the bounds of Exploitation Permit PE #39807. The Company holds the exclusive right to exploit/mine and explore for graphite within this license area for a period of 40 years and can renew the license several times for a further period of 20 years upon each renewal.

The Company holds the exclusive right to explore for a defined group of industrial minerals within Exploration Permits PR #39806 and PR #39810. These industrial minerals include the following: Vanadium, Lithium, Aggregates, Alunite, Barite, Bentonite, Vermiculite, Carbonatites, Corundum, Dimensional stone (excluding labradorite), Feldspar (excluding labradorite), Fluorspar, Granite, Graphite, Gypsum, Kaolin, Kyanite, Limestone / Dolomite, Marble, Mica, Olivine, Perlite, Phosphate, Potash–Potassium minerals, Pumice Quartz, Staurolite, Zeolites.

Companies in Madagascar first apply for an exploration mining permit with the BCMM, a government agency falling under the authority of the Minister of Mines. Permits under usual circumstances are generally issued within a month. The number of squares varies widely by claim number.

The updated Decret requires the payment of annual administration fees of Permits Research of ~15,000 Ariary (MGA) for exploitation permits in years’ one and two. Annual fees increase by multiplying by a factor equivalent to the number of years (plus 1) that the company has held the permit. Exploration permits have an updated duration of five years, with the possibility of two renewals of an additional three years each. Payments of the administration fees are due each year on 31March, along with the submission of an activity report. Each year, the Company is required to pay a similar, although increasing, amount in order to maintain the claims in good standing.

Reporting requirements of exploration activities carried out by the titleholder on an Exploration Permit are minimal. A titleholder must maintain a diary of events and record the names and dates present of persons active on the Project. In addition, a site plan with a scale between 1/100 and 1/10,000 showing “a map of the work completed” must be presented. CCIC is of the opinion that the Company is compliant in terms of its commitments under these reporting requirements.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

The Project has not been legally surveyed; however, since all claim boundaries conform to the predetermined rectilinear LaBorde Projection grid, these can be readily located on the ground by use of Global Positioning System (“GPS”) instruments. Most current GPS units and software packages do not however offer LaBorde among their available options, and therefore defined shifts have to be employed to display LaBorde data in the WGS 84 system. For convenience, all the Company’s positional data is collected in WGS 84, and if necessary, converted back to LaBorde.

1.5.3
The Company’s Royalties

Malagasy retains a 1.5% net smelter return royalty on the Project.

1.5.4
Permits

Exploitation Permit PE #39807 (175 km2) and Exploration Permits PR #39806 and PR #39810 are held under the name of a subsidiary of the Company called ERG (Madagascar) Ltd. S.A.R.L.U. and were granted to the Company by the BCMM on February 14, 2019.
The Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment) or “ONE”, granted the Company its Environmental License for the 240ktpa (Phase 1) Project on April 8, 2019 after reviewing the following:

●
Exploitation Permit PE #39807

●
Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) Performance and World Bank Standards

●
Completion of local and regional stakeholder and community engagement, with overwhelming support from both the local community and local government, as well as regional government

●
Signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed

●
Approved capital investment certification from the BCMM

●
Receipt of Cahier des Charges Miniér (mining specification) from the BCMM as pre-requisite to submitting the ESIA & RAP to ONE for review

●
Successful completion of the ONE’s technical evaluation process which consisted of a site visit and four separate community consultations

●
Joint agreement and signature of the Cahier des Charges Environnementales (environmental specification) with the ONE

1.6
Geologic Setting and Mineralization

The Molo deposit occurs within the regional Ampanihy Shear Zone. The most conspicuous feature of rocks found within this shear zone is their well-developed north-south foliation and vertical to sub-vertical nature. Martelat et al. (2000) state that this observed bulk strain pattern is clearly related to a transpressional regime during bulk horizontal shortening of heated crust, which resulted in the exhumation of lower crustal material.

The Project area is underlain by supracrustal and plutonic rocks of late Neoproterozoic age that were metamorphosed under upper amphibolite facies and deformed with upright north-northeast-trending structures. The supracrustal rocks involve migmatitic (± biotite, garnet) quartzo-feldspathic gneiss, marble, chert, quartzite, and amphibolite gneiss. The metaplutonic rocks include migmatitic (± hornblende / diopside, biotite, garnet) feldspathic gneiss of monzodioritic to syenitic composition, biotite granodiorite, and leucogranite.

1.7
Mineral Resource Estimate

The Project hosts the following resources:

●
Measured mineral resource of 23.62 Mt grading 6.32% Carbon ("C")

●
Indicated mineral resource of 76.75 Mt grading 6.25% C

●
Inferred mineral resource of 40.91 Mt at 5.78% C

●
The effective date of the Mineral Resource tabulation is 14 August 2014. The Mineral Resources are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum definitions. A cut-off grade of 4% C was used for the “higher grade” zones and 2% C for the “lower grade” zones. It is important to note that while the ‘high’ grade resource occurs within the ‘low’ grade resource, each was estimated and reported separately.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

●
A relative density of 2.36 tonnes per cubic meter was assigned to the mineralized zones for the resource estimation. The resource remains open along strike and to depth. The Mineral Resources are inclusive of the Mineral Reserves below. The Mineral Resources reported herein include Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

●
The current mineral resource estimate for Molo is summarised in Table 3 below. The mineral resources are classified in the Measured, Indicated and Inferred categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.

Table 3: Mineral Resource Statement for the Molo Graphite Deposit - September 2014
Classification	Material Type	Tonnes	Grade - C%	Graphite - T
Measured	"Low Grade"	13 048 373	4.64	605 082
Measured	"High Grade"	10 573 137	8.4	887 835
Total Measured		23 621 510	6.32	1 492 916
Indicated	"Low Grade"	39 539 403	4.73	1 871 075
Indicated	"High Grade"	37 206 550	7.86	2 925 266
Total Indicated		76 745 953	6.25	4 796 341
Measured + Indicated	"Low Grade"	52 587 776	4.71	2 476 157
Measured + Indicated	"High Grade"	47 779 687	7.98	3 813 101
Total Measured + Indicated		100 367 464	6.27	6 289 257
Inferred	"Low Grade"	24 233 267	4.46	1 080 677
Inferred	"High Grade"	16 681 453	7.70	1 285 039
Total Inferred		40 914 721	5.78	2 365 716
C% = carbon percentage; Graphite – T = Tonnes of graphite

Notes:
●
Mineral Resources are classified according to the Canadian Institute of Mining definitions.

●
Mineral Resources are reported Inclusive of Mineral Reserves.

●
“Low Grade” Resources are stated at a cut-off grade of 2% C.

●
“High grade” Resources are stated at a cut-off grade of 4% C.

●
Eastern and Western high-grade assays are capped at 15% C.

●
A relative density of 2.36 tonnes per cubic metre (t/m3) was assigned to the mineralised zones for the resource tonnage estimation.

The total Measured and Indicated Resource is estimated at 100.37 million tonnes, grading at 6.27% carbon. Additionally, an Inferred Resource of 40.91 million tonnes, grading at 5.78% carbon is stated. When compared to the November 2012 resource statement, (Hancox and Subramani, 2013), this shows a 13.7% increase in tonnage, a 3.4% decrease in grade and a 9.8% increase in graphite content.

The reason for the increase in tonnage is due to the 2014 drilling on the previously untested north eastern limb of the deposit, which added additional new resources. Additionally, 23.62 million tonnes, grading at 6.32% carbon, have been upgraded by infill drilling from the Indicated to Measured Resource category.

1.8
Exploration

No further exploration is currently planned.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

1.9
Mineral Reserve Estimate

The mineral reserves declared in this Molo 2019 (720ktpa) FS are declared as per Table 4 below.

Table 4: Mineral Reserves
Category	Tonnage	C Grade (%)
Proven	14 169 741	7.00
Probable	8 266 944	7.04
Proven and Probable	22 436 685	7.02

Proven reserves are reported as the Measured Resources inside the designed open pit and above the grade cut-off of 4.5% C. Similarly, the Probable Reserves are reported as the Indicated Resources inside the designed open pit and above the grade cut-off of 4.5% C.

1.10
Metallurgical Test Work

The FS analyses are based on a full suite of metallurgical test work performed by SGS Canada Metallurgical Services Inc. in Lakefield, Ontario, Canada. These tests included laboratory scale metallurgical work and a 200-tonne bulk sample / pilot plant program. The laboratory scale work included comminution tests, process development and optimization tests, variability flotation, and concentrate upgrading tests. Comminution test results place the Molo ore into the very soft to soft category with low abrasivity. A simple reagent regime consists of fuel oil number 2 and methyl isobutyl carbinol at dosages of approximately 120 g/t and 195 g/t, respectively. A total of approximately 150 open circuit and locked cycle flotation tests were completed on almost 70 composites as part of the process development, optimization, and variability flotation program. The metallurgical programs culminated in a process flowsheet that is capable of treating the Molo ore using proven mineral processing techniques and its robustness has been successfully demonstrated in the laboratory and pilot plant campaigns.

The metallurgical programs indicated that variability exists with regards to the metallurgical response of the ore across the deposit, which resulted in a range of concentrate grades between 88.8% total carbon and 97.8% total carbon. Optical mineralogy on representative concentrate samples identified interlayered graphite and non-sulphide gangue minerals as the primary source of impurities. The process risk that was created by the ore variability was mitigated with the design of an upgrading circuit, which improved the grade of a concentrate representing the average mill product of the first five years of operation from 92.1% total carbon to 97.1% total carbon.

The overall graphitic carbon recovery into the final concentrate is 87.8% based on the metallurgical response of composites using samples from all drill holes within the five-year pit design of the original FS at the higher concentrate production rate of 53,000 tpa. The average composition of the combined concentrate grade is presented in Table 5. The size fraction analysis results were converted into a grouping reflecting a typical pricing matrix, which is shown in Table 6.
All assays were completed using control quality analysis and cross checks were completed during the mass balancing process to verify that the results were within the estimated measurement uncertainly of up to 1.7% relative for graphite concentrate grades greater than 90% total carbon.

Table 5: Metallurgical Data - Flake Size Distribution and Product Grade
Product Size	% Distribution	Product Grade (%) Carbon
+48 mesh (jumbo flake)	23.6	96.9
+65 mesh (coarse flake)	14.6	97.1
+80 mesh (large flake)	8.2	97.0
+100 mesh (medium flake)	6.9	97.3
+150 mesh (medium flake)	15.5	98.1
+200 mesh (small flake)	10.1	98.1
-200 mesh (fine flake)	21.1	97.5

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Table 6: Pricing Matrix - Flake Size Distribution Grouping and Product Grade
Product Size	% Distribution	Product Grade (%) Carbon
>50 mesh	23.6	96.9
-50 to +80 mesh	22.7	97.1
-80 to +100 mesh	6.9	97.2
-100 mesh	46.8	97.6

Vendor testing including solid-liquid separation of tailings and concentrate, screening and dewatering of concentrate, and drying of concentrate was completed successfully.

1.11
Recovery Methods

The process design is based on an annual Phase1 feed plant throughput capacity of 240 kilotonnes at a nominal head grade of 8.05% C(t) producing an estimated average of 17 kilotonnes per annum (ktpa) of final concentrate. The same process design has been applied to an annual Phase 2 feed plant throughput capacity of 720 kilotonnes at a nominal head grade of 8.05% C, which would produce an estimated average of 45 ktpa of final graphite concentrate.

The ore processing circuit consists of three stages of crushing which comprises jaw crushing in the primary circuit, followed by secondary cone crushing and tertiary cone crushing; the secondary and tertiary crushers operate in closed circuit with a double deck classification screen. Crushing is followed by primary milling and screening, graphite recovery by froth flotation and concentrate upgrading circuit by attritioning, and graphite product and tailings effluent handling unit operations. The crusher circuit is designed to operate 365 days per annum for 24 hours per day at ±55% utilization. The crushed product (P80 of approximately 13 mm) passes through a surge bin from where it is fed to the milling circuit.

The milling and flotation circuits are designed to operate 365 days per annum for 24 hours per day at 92% utilization. A single stage primary ball milling circuit is employed, incorporating a closed-circuit classifying screen and a scalping screen ahead of the mill. The scalping screen undersize feeds into a flash flotation cell before combining with the mill discharge material. Scalping and classification screen oversize are the fed to the primary mill.

Primary milling is followed by rougher flotation which, along with flash flotation, recovers graphite to concentrate from the main stream. Rougher flotation employs six forced-draught trough cells. The recovered concentrate is then upgraded in the primary, fine-flake and attritioning cleaning circuits to an estimated final product grade of above 94% C(t). The primary cleaning circuit consists essentially of a dewatering screen, a polishing ball mill, a column flotation cell and flotation cleaner/cleaner scavenger trough cells.
The primary cleaner column cell concentrate gravitates to a 212 µm classifying screen, from where the large-flake oversize stream is pumped to a high rate thickener located in the concentrate attritioning circuit whilst the undersize is pumped to the fine-flake cleaning circuit.

The fine flake cleaning circuit consists primarily of a dewatering screen, a polishing ball mill, a column flotation cell and flotation cleaner/cleaner scavenger trough cells. The attritioning cleaning circuit employs a high rate thickener, an attritioning stirred media mill, a column flotation cell and flotation cleaner/cleaner scavenger trough cells. Fine flake column concentrate is combined with the +212 µm primary cleaner classifying screen oversize as it feeds the attritioning circuit thickener. Concentrate from the attrition circuit is pumped to the final concentrate thickener.

The combined fine flake cleaner concentrate and the +212 µm may also be processed through the secondary attrition circuit which consists of a dewatering screen, an attrition scrubber, column flotation cell and cleaner/cleaner scavenger trough cells. Concentrate from this circuit is pumped to the final concentrate. The secondary attrition circuit is optimal.

Combined rougher and cleaner flotation final tailings are pumped to the final tailings thickener. Thickened final concentrate is pumped to a filter press for further dewatering before the filter cake is stockpiled prior to load and haul.

The concentrate thickener underflow is pumped to a linear belt filter for further dewatering and fed to a diesel-fired rotary kiln for drying. The dried concentrate is then screened into four size fraction:

●
+48 mesh

●
-48 + 80 Mesh

●
-80 +100 mesh

●
-100 mesh

The various product sizes are bagged and readied for shipping.

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For the year ended June 30, 2019

Chemical reagents are used throughout the froth flotation circuits and thickeners. Diesel fuel is used as collector and liquid MIBC (methyl isobutyl carbinol) frother are used within the flotation circuits. Diesel collector is pumped from a diesel storage isotainer, from where it enters a manifold system which supplies multiple variable speed peristaltic pumps which discretely pump the collector at set rates to the various points-of-use within the flotation circuits.

MIBC (methyl isobutyl carbinol) frother is delivered by road to an isotainer. A manifold system on the storage isotainer supplies multiple variable speed peristaltic pumps, which discretely pump the frother at set rates to the various points-of-use within the flotation circuits.
Flocculant powder (Magnafloc 24) is delivered by road to the plant reagent store in 25 kg bags. The bags are collected by forklift as required and delivered to a flocculant mixing and dosing area. Here the flocculant is diluted as required using parallel, duplicate vendor-package automated make-up plants, each one being dedicated to supplying the concentrate and tailings thickeners due to the flocculant types required being different for each application. Variable speed peristaltic pumps discretely pump the flocculant at set rates to the thickeners’ points-of-use.

Coagulant powder (Magnafloc 1707) for thickening enhancement is handled similarly to the flocculant as described above, the exception being that a single make-up system is provided to supply both the concentrate and tailings thickeners. Again, variable speed peristaltic pumps discretely pump the coagulant at set rates to the thickeners’ points-of-use.

1.12
Infrastructure

The project is located in a relatively remote part of South Western Madagascar, approximately 13 km NE of the local village of Fotadrevo. There is currently limited infrastructure on site and project infrastructure will have to be constructed.
The following elements are all part of the project scope:

●
Raw water supply (from a network of bore holes extracting ground water)

●
Power supply (temporary during construction) and then a permanent diesel power station to supply the plant and permanent camp

●
Sanitation for the plant, permanent camp, and temporary during construction

●
Storm water control and management

●
All permanent buildings (offices, workshops, stores, laboratory)

●
All buried services (potable water, sewage, stormwater, electrical reticulation)

●
In plant roads

●
Haul road

●
Waste, high and low grade -Rock dumps.

As the proposed Phase1 plant is a small plant, and with the Company’s intention to rapidly expand to a larger Phase 2 process plant and mining operation, the brief from the Company was to develop a “fit for purpose” and cost-effective design without compromising on safety or quality.

1.13
Geotechnical

The geotechnical investigation conducted by SRK Consulting in 2014 was used as reference document for the design and planning of this phase of the project. (Report 479297/Plant Geotech/Final).

In summary, transported soils are present across all areas investigated to shallow depths not exceeding a maximum depth of 0.6 m. From the consistencies noted during test pit excavations the transported soils are anticipated to have a maximum allowable bearing capacity of 100 kPa, limiting total consolidation settlement to 25 mm.

Residual soils were noted in the majority of the test pits excavated and comprised dense to very dense silty and/ or clayey sands. The residual soils are expected to have a maximum allowable bearing capacity of 200 kPa, limiting total consolidation settlement to 25 mm (differential settlement expected to be half this value).

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As rock is located at a shallow depth at most locations it is recommended that structures generally be founded on rock rather than the overlying thin soils. However, light structures with loads of less than 100 kPa could be founded on the soils if necessary.

1.14
Concrete

Concrete grades and mix design were selected taking into consideration durability requirements. Particular attention will be given to wet process plant areas and wash down slabs. All foundations were designed as pad or raft type foundations with load bearing pressures not exceeding 150kPa. Foundations were designed to minimize settlement.

1.15
Storm Water

Storm water runoff within the process plant areas are dealt with by a minimum slope on the terrace platform. Runoff is then collected in concrete lined V-drains.
Storm water within the process plant area will be collected though dedicated storm water containment channels and then handled accordingly.

1.16
Product Pricing

As an industrial mineral, flake graphite pricing is determined by three factors: 1) flake size, 2) carbon purity and 3) industry-specific technical attributes of the flakes (Benchmark, 2017a; Roskill, 2017). Flake sizing is broadly classified into four ranges: small (-100 mesh, or <75µm) medium (-80 to 100 mesh, or 75µm to 180µm), large (-50 to 80 mesh, or 180µm to 300µm), and extra-large or jumbo (+50 mesh, or >300µm). These flake sizes are in turn classified by carbon content (”C”), and are typically sold in ranges of 88-93% C, 94-95% C, and 95-97% C. The specific technical attributes of the flakes are then defined by end-user parameters such as expansion coefficient, thermal and electrical conductivity, and charge-discharge stability and efficiency. As the technical parameters sought by end-users are proprietary to their processes, pricing is not publicly available. There are however subscription pricing services that provide monthly graphite pricing for various flake sizes and carbon purities based upon input from graphite purchasers. The Company utilized the average pricing for the past 12 months for flake graphite sold on an FOB China basis, provided by UK-based Benchmark Mineral Intelligence, with the flake size distribution of Molo graphite to arrive at a “basket” sale price of US $1207.55 per tonne as outlined in Section 19.3.

1.17
Logistics

The Port of Ehoala at Fort Dauphin is a modern (2009) port developed by Rio Tinto for the QMM project. It has a 15m draft with shipping lines calling on a regular basis. There are however no crane facilities and vessels require their own cranes.
The following equipment are available at the port.

●
1 x 3.5T Telehandler
●
5 x Trailers for container movement (2x40ft, 3x20ft)
●
1 x Tractor
●
2 x Reach stacker
●
6 x Forklifts (1 x 2.5T; 2 x 5T; 3 x 7T)

The port is fenced and there is a security service (G4S) for days and nights port guarding. Despite the presence of a national airport, the port of Ehaola is mainly connected to the hinterland destinations by road. All types of trucks can obtain access to the port and his berth for cargo off loading, however the majority are container trucks (20ft and 40ft).

Customs are available on site and clearance can be streamlined via pre-clearance in order to lessen standing time of the containers once arrived. It is to be noted that all cargo items imported into the Republic of Madagascar, needs to have a BSC online cargo tracking note. Failing to submit the BSC certificate, cargo cannot be cleared, and the shipment will be sent back to origin and be subject to a fine of 2500 USD per Bill of lading, plus regulations charges. All containers, vehicles, bulk commodities, including airfreight requires a BSC certificate.

The route from Molo to Fort Dauphin runs either via the RN 10 or the RN 13. Both these routes are in relatively poor condition and trucks are expected to take between four and five days to make the round trip. A truck was run over the route by a Madagascan trucking contractor to gauge cycle times and they managed to complete the journey in two long days each way. This was in the dry season and in the wet season there may be periods of time when the roads become impassable. No money has been budgeted for roads repairs or upgrades.

Due to the poor road conditions, majority of cargo would have to be transported to site during the dry season. Cargo transport limitations include:

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●
12m (L) x 3.5m (W) x 2.8m (H) at a maximum of 35 T per 3-axle trailer.
●
12m (L) x 2.5m (W) x 3.5m (H) at a maximum of 26 T per 2-axle trailer.

Cargo exceeding 4m width pose problems to transport due to the Manambaro Bridge, as there is no possibility to divert. Some access areas would also need to be adjusted for items holding a width of 2.3m – 3.6m. (Ex. Raft of Bevilana). Any cargo exceeding the above-mentioned limitations would have to be considered on a case-by-case basis prior to importation.

Specialised trailers and equipment for transporting out-of-gauge items are limited. The design of equipment / plant would have to consider above mentioned limitations in order to ensure equipment can be transported to Site from Port.

1.18
CAPEX and OPEX

The Phase 1 initial CAPEX is estimated at $21.0 M, including a 10% contingency, with an additional $3.1 M required to cover the first 3 months of working capital. Phase 2 CAPEX is estimated at $67.4 M, including a 12.5% contingency, with an additional $7.3 m required to cover the first 3 months of working capital. Over the life of the mine, sustaining capital of $3.3 M will be required for equipment replacement and for rehabilitation at the end of the project. Table 7 summarizes the capital requirements.

The base date for the capital costs is May 2019 and no provision has been made for escalation. The accuracy of capital costs is considered to be with +/- 10%.

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Table 7: Capital Costs
Capital Cost Breakdown	Phase 1 (240ktpa)	Phase 2 (720ktpa)
Process Equipment	$8,438,609.00	$25,315,827.00
Civil & Infrastructure	$2,103,672.21	$6,661,016.63
Tailings	$0.00	$0.00
Mining	$2,574,143.85	$4,913,341.38
Buildings	$1,154,609.43	$2,886,523.59
Electrical Infrastructure	$128,804.10	$386,412.30
Project Services/EPCM	$931,481.79	$2,794,445.38
Construction Services	$1,474,775.11	$3,686,937.78
Indirect Costs	$372,750.00	$1,118,250.00
Environmental & Permitting costs	$729,827.94	$1,459,655.89
Owner's Costs	$1,197,000.00	$4,189,500.00
Sub-total	$19,105,673.44	$53,411,909.93
Contingency (10%/12.5%)	$1,910,567.34	$6,676,488.74
3 Months Working Capital	$3,100,000	$7,300,000
CAPEX TOTAL	$24,116,241	$67,388,398.67
Sustaining CAPEX over Life of Mine		$3,300,000

The operating costs per tonne of finished graphite flake concentrate delivered on a FOB basis at the Port of Fort Dauphin, Madagascar are outlined in Table 8.

Table 8: Operating Costs per Tonne of Finished Graphite Concentrate
Category	Phase 1	Phase 2
	Operating cost
Mining (US$/T)	102.81	65.34
Processing (US$/T)	265.82	265.82
Trucking to local port / Ft. Dauphin (US$/T)	133.01	133.01
General and Administration (US$/T)	64.29	50.00
TOTAL	$565.93	$514.17

Please note that these operating costs assume that the plant is able to successfully handle the variability in the ore body, as shown by the SGS test work discussed in detail in Section 13. Should the plant not perform as expected this could have a material impact on operating costs as:

●
The flake size distribution could be worse than expected

●
The product grade could be lower than expected

●
The recoveries could be lower than expected or a combination of all of these

1.19
Economic analysis

Table 9 below summarizes the economic analysis of the project using discounted cash flow methods.

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Table 9: Economic Analysis of the Project
Metric	Unit	Value
Before Tax
Total Project Cash Flows	USDm	841
NPV @ 8%	USDm	237.1
NPV @ 10%	USDm	182.9
NPV @ 12%	USDm	143.3
IRR	%	43.10%
Payback Period	year	3.4
After Tax
Total Project Cash Flows	USDm	671.6
NPV @ 8%	USDm	184.3
NPV @ 10%	USDm	140.5
NPV @ 12%	USDm	108.4
IRR	%	36.20%
Payback Period	year	3.8

Note
All values in the above table do not account for inflation in costs or product pricing.

The assumptions used in the financial model are as follows:
●
13 South African Rand (ZAR) to US$1

●
1.1 Euro to US$1

●
12% Import Duties and Taxes

1.20
Environmental & Permitting

The Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment) or “ONE”, granted the Company its Environmental License for the 240ktpa (Phase 1) Project on April 8, 2019 after reviewing the following:

●
Exploitation Permit PE #39807

●
Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) Performance and World Bank Standards

●
Completion of local and regional stakeholder and community engagement, with overwhelming support from both the local community and local government, as well as regional government

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●
Signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed

●
Approved capital investment certification from the BCMM

●
Receipt of Cahier des Charges Miniér (mining specification) from the BCMM as pre-requisite to submitting the ESIA & RAP to ONE for review

●
Successful completion of the ONE’s technical evaluation process which consisted of a site visit and four separate community consultations

●
Joint agreement and signature of the Cahier des Charges Environnementales (environmental specification) with the ONE.

1.20.1
Environmental and Social Impact Assessment

A comprehensive Environmental and Social Impact Assessment was completed and submitted to Malagasy government as part of the Environmental Permit process.

Early integration of environmental and social sensitivities and risks ensured that the final impact assessment component revealed that there are no fatal flaws from an environmental and social perspective. The significance levels of impacts range from minor to major before any mitigation measures are applied and from minor to average with mitigation measures included. Notably, all major risks require significant reduction in risk via stringent controls. These controls have been incorporated into the Project design and planning with additional operational controls specified within the various environmental and social management plans.

To this end, the ESIA contains a chapter which details specific management measures which either remove the risks completely or reduce their significance to an acceptable level.

In addition, each specific environmental and social component has a prescribed monitoring plan which will be followed during each Project developmental phase. This is aimed at monitoring compliance against various specifications such as the baseline environment and predicted impact removal and reduction measures.

1.21
Conclusions

1.21.1
Geology

The Company’s 2011 exploration programme delineated a number of new graphitic trends in southern Madagascar. The resource delineation drilling undertaken during 2012-2014 focussed on only one of these, the Molo Deposit, and this has allowed for an Independent, CIM compliant, updated resource statement for the Molo deposit.

The total Measured and Indicated Resource is estimated at 100.37 Mt, grading at 6.27% C. Additionally, an Inferred Resource of 40.91 Mt, grading at 5.78% C is stated. When compared to the November 2012 resource statement (Hancox and Subramani, 2013), this shows a 13.7% increase in tonnage, a 3.4 % decrease in grade, and a 9.8% increase in graphite content. The reason for the increase in tonnage is due to the 2014 drilling on the previously untested north eastern limb of the deposit, which added additional new resources. Additionally, 23.62 Mt, grading at 6.32% Carbon, have been upgraded by infill drilling from the Indicated to Measured Resource category.

1.21.2
Mining

Maiden mineral reserves of 22 300 000 tonnes have been declared for the Molo 2019 720ktpa (Phase 2) FS at an average grade of 7.0% and based on the information contained in the FS, it is possible to economically mine this deposit.

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1.21.3
Tailings

Due to the substantially reduced tonnages for the project as envisaged, tailings will be dried and co-disposed with the waste rock generated as part of the open cast mining. Despite this co-disposal approach, a detailed design has been completed, complete with environmental and social impact assessment and closure to allow for the upgrade to a more conventional, cyclone facility, should the throughput be increased during the life of the mine with an expansion to Phase 2 production. This approach has been pursued to ensure that sufficient flexibility is built into the project development strategy to accommodate the anticipated increase in market demand.

1.21.4
Risks

In addition to the qualitative risk assessment completed during the Molo 2015 FS, a comprehensive HAZID study was completed as part of this Molo 2019 720ktpa (Phase 2) FS.

1.21.5
Permitting

The Mining and Environmental Permits have been obtained for the project, but supplementary sectoral permits will be required.

1.21.6
Metallurgical Test Work

Comprehensive metallurgical test programs culminated in a process flowsheet that is capable of treating the Molo ore using conventional and established mineral processing techniques.

Process risks associated with the variability with regards to metallurgical performance have been mostly mitigated through the addition of an upgrading circuit.  The upgrading circuit treated the combined concentrate after the secondary cleaning circuit.  Reduced flake degradation and an improved process flexibility may be obtained by employing separate upgrading circuits for the coarse and fine flakes.

1.22
Recommendations

1.22.1
Geology

No further recommendations.

1.22.2
Mining

The Project will allow for potential optimisation of drilling and blasting designs during execution that could reduce operating costs slightly.

From a pure mining perspective, the Project is robust and provided reasonable levels of short-term planning are applied it should have very few challenges in delivering the required tonnages at the required grade to meet the production targets set out in this study.

1.22.3
Metallurgical Test Work

The following recommendations are made for the detailed engineering stage:

●
Investigate the metallurgical impact of different attrition mill technologies such as stirred media mills or attrition scrubbers;

●
Evaluate a range of different grinding media (e.g. different size, shape, material) to determine if flake degradation can be reduced without affecting the concentrate grade;

●
Develop a grinding energy versus concentrate grade relationship for the best grinding media. This will allow a more accurate prediction of the required attrition mill grinding energy as a function of the final concentrate grade;

●
Conduct attrition mill vendor tests to aid in the sizing of the equipment;

●
Carry out vendor testing on graphite tailings using the optimized reagent regime proposed by the reagent supplier.

●
Complete a series of flotation tests on samples covering mine life intervals for the Molo 2019 720ktpa (Phase 2) FS pit design.

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1.22.4
Recovery Methods

The process plant has been designed to easily optimize the final product grade, this is achieved by having two options in the attrition cleaning step. It is however recommended that additional laboratory test work be conducted to test the current plant configuration for treatment for higher feed grade material. Provision is to be made for attritioning circuit tailings to be recycled back into the process.

1.22.5
Infrastructure

The following are recommended prior to the detailed design stage:

●
Additional geotechnical investigations at the proposed new construction and permanent camp site, particularly at the location of the new potable water storage tanks

●
A detailed geotechnical investigation will need to be undertaken to identify and confirm suitable sources of concrete aggregate and concrete sand materials at the location of the project site. This testing will need to include for concrete material testing and the production of concrete trial mixes with the material identified

●
The geotechnical information will also need to confirm the suitability for construction of all the material to be excavated from the Return Water Dam. It is proposed that all the material excavated from the Return Water Dam is utilised in the works as processed fill material

●
Confirmation as to whether the material from the proposed borrow pit near Fotadrevo (which will be used to supply all fill material for the TSF starter wall construction) can be utilised as fill material, or if this material can be stabilized in some manner and used in the works

●
A detailed topographical survey will need to be undertaken of the proposed construction site, borrow pit areas and the access road between Fotadrevo and the mine site. This information is required prior to the final detailed design of the plant layout and associated earthworks

1.22.6
Water

The following is recommended during the detailed design phase:

●
Water quality and quantity data is required to provide a baseline for comparison once the Molo Mine is commissioned. To provide the necessary baseline data, regular ground and surface water quality monitoring must be carried out leading up to the date when the Molo Mine will be commissioned. Additionally, proposed monitoring boreholes must be installed. This also should include the installation of flow meters on relevant pipelines to verify the dynamic water balance with measured flow rates during operations.

●
The installation of a weather station on the Project site should be done as soon as possible.

●
Quantitative and predictive water balance, groundwater and geochemical analyses should be undertaken on regular intervals in order to update the water management plan.

1.22.7
Environmental, Social

●
The installation of a suitable weather station at or as near as possible to the proposed project site, even before construction commences, is recommended. Accurate, local weather data is almost non-existent in Madagascar. This data will prove invaluable for model calibration, improvement in baseline understanding and for future energy supply options which could utilise wind and or solar power generation.

●
Clean and or renewable energy supply should be considered as a medium to long term target.

●
Appointment of a community representative and the establishment of a mandate to sensitise the local communities prior to any project activities.

●
Monitoring and auditing to commence at project preparation phase.

●
Compilation of Standard Operating Procedures for Environmental and Social aspects requiring direct management and intervention.

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●
It is recommended that actual activity data, (e.g. kilometres travelled, or litres of diesel consumed) for a financial year is used when a GHG Assessment is being calculated. Given that this project involves an estimation of a future GHG assessment for activities yet to begin, a series of assumptions have been made in order to obtain the activity data required to undertake this calculation.

●
Community recruitment, skills development and training should begin at project preparation phase.

1.22.8
Permitting

●
Security of land tenure is a process and is estimated to take 6-9 months, thus this process should be commissioned as early as possible.

●
Application for all other necessary permits (water use, construction, mineral processing, transportation, export, labour and so forth should be undertaken.

●
Compilation of a comprehensive legal register.

●
Application for an amendment of the environmental approval would be required for the expansion to 720ktpa (Phase 2).

Further details regarding the Molo Graphite Project, incorporated by reference, is the Molo Feasibility Study dated May 31, 2019 prepared in accordance with Canada’s National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), which can be found on the our website at www.nextsourcematerials.com (which website is expressly not incorporated by reference into this filing) or in our Canadian regulatory filings at www.sedar.com (which website and content is expressly not incorporated by reference into this filing).

5.
Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources Sarl ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

On April 16, 2014, the Company signed a Joint Venture Agreement with Malagasy, whereby Malagasy acquired a 75% interest in non-industrial minerals on the Company's 100% owned Green Giant Property. On May 21, 2015, Malagasy terminated the Joint Venture Agreement, which as a result, the Company reverted to its original 100% interest in all minerals on the property.

The Green Giant property is located within exploration permits issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary NextSource Minerals (Madagascar) SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

6.
Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

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Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of June 30, 2019, the Sagar property consisted of 234 claims covering a total area of 10,736.59 ha.

7.
Risk Factors

The Company manages risks inherent to its business and has procedures to identify and manage significant operational and financial risks. The reader is cautioned to carefully review the risk factors identified below in addition to the risk factors disclosed in our financial statements for the year ended June 30, 2019 and our most recent AIF.

Any such risk factors could materially affect the Corporation’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Corporation. Additional risks and uncertainties not currently identified by the Corporation or that the Corporation currently believes not to be material also may materially and adversely affect the Corporation’s business, financial condition, operations or prospects.

The Corporation’s ability to continue as a going concern.

The independent auditor’s report on the financial statements of the Corporation contains explanatory language that substantial doubt exists about the Corporation’s ability to continue as a going concern. Due to the Corporation’s lack of operating history and present inability to generate revenues, the Corporation has sustained operating losses since its inception.
If the Corporation is unable to obtain sufficient financing in the near term as required or achieve profitability, then the Corporation would, in all likelihood, experience severe liquidity problems and may have to curtail business activities. If the Corporation curtails business activities, the Corporation may be placed into bankruptcy or undergo liquidation, the result of which will adversely affect the value of the securities of the Corporation.

Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Mine development projects, including the Molo Graphite Project, require significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated recoveries, environmental considerations and permitting, future commodity prices, and anticipated capital and operating costs of these projects. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production.

Particularly for development projects, mineral reserve estimates and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of the Molo Graphite Project: unanticipated changes in grade and tonnes of material to be mined and processed, unanticipated adverse geological conditions, unanticipated recovery problems, incorrect data on which engineering assumptions are made, availability and costs of labor, costs of processing, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in commodity prices, accidents, labor actions, the availability and delivery of critical equipment, successful commissioning and start-up of operations, including the achievement of designed plant recovery rates and force-majeure events.

The Molo Graphite Project has not yet been built and accordingly has no operating history upon which to base estimates of future production and cash operating costs. The price of graphite can fluctuate significantly on a month-to-month and year-to-year basis. Declining graphite prices can impact operations by forcing a reassessment of the feasibility of the Molo Graphite Project.

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It is likely that actual results for the Molo Graphite Project will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favorable than currently estimated, the Corporation’s business, results of operations, financial condition and liquidity could be materially adversely affected.

The Corporation’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks.

A new president of Madagascar was inaugurated in January 2019 following democratic elections. The Corporation is actively monitoring the political climate in Madagascar and continues to hold meetings with new representatives of the government and the Ministries in charge of mining. Depending on future actions taken by the newly elected government, or any future government, the Corporation’s business operations could be impacted.

Companies in the mining and metals sector continue to be targeted to raise government revenue, particularly as governments struggle with deficits and concerns over the effects of depressed economies. Many governments are continually assessing the fiscal terms of the economic rent for mining companies to exploit resources in their countries.

The government of Madagascar has granted mining claims, permits, and licenses that will enable us to conduct anticipated operations or exploration and development activities. Notwithstanding, these arrangements, the Corporation’s ability to conduct operations, exploration and/or development activities at any of its properties is subject to obtaining and/or renewing permits or concessions, changes in laws or government regulations or shifts in political attitudes beyond its control.
Any adverse developments to the political and regulatory situation in Madagascar could have a material effect on the Corporation’s business, results of operations and financial condition. The Corporation’s operations may also be affected in varying degrees by terrorism; military conflict or repression; crime; populism; activism; labour unrest; attempts to renegotiate or nullify existing concessions, licenses, permits and contracts; unstable or unreliable legal systems; changes in fiscal regimes including taxation, and other risks arising out of sovereignty issues.

The Corporation does not currently carry political risk insurance covering its investments in Madagascar. It may not be possible for investors to enforce judgments in Canada against a loss suffered on the Corporation’s assets and operations in Madagascar.

Dependence on the Molo Graphite Project.

The Corporation’s principal mineral property is the Molo Graphite Project. As a result, unless the Corporation acquires or develops any additional material properties or projects, any adverse developments affecting this project or our rights to develop the Molo Graphite Project could materially adversely affect the Corporation’s business, financial condition and results of operations.

Additional permits and licenses are necessary to complete the development of the Molo Graphite Project.

The Corporation successfully converted its exploration permit for the Molo Graphite Project into a mining permit. However, the Corporation requires additional permits necessary to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour. Applications for these additional permits and licenses will be undertaken in due course at the appropriate time.

The Corporation cannot provide any assurance as to the timing of the receipt of any of the additional permits and licenses necessary to initiate construction of the mine.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and large multinational corporations in natural resources industries face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

In addition, the Corporation’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on the Corporation’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. The Corporation’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Corporation’s activities or those of other mining companies affecting the environment, human health and safety of communities in which the Corporation operates. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Corporation’s operations, including its ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects the Corporation’s operations, including its ability to explore or develop properties, commence production or continue operations.

The Corporation’s business operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. The Corporation has made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact the Corporation’s closure processes and operations.

Fluctuations in the market price of graphite and other metals may adversely affect the value of the Corporation’s securities and the ability of the Corporation to develop the Molo Graphite Project.

The value of the Corporation’s securities may be significantly affected by the market price of graphite and other metals, which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Corporation’s control, including levels of supply and demand for a broad range of industrial products, economic growth rates of various international economies, expectations with respect to the rate of inflation, the relative strength of various currencies, interest rates, speculative activities, global or regional political or economic circumstances. The Chinese market is a significant source of global demand for commodities, including graphite. Chinese demand has been a major driver in global commodities markets for a number of years and recent reductions in Chinese demand have adversely affected prices for graphite. A further slowing in China’s economic growth could result in even lower prices and could negatively impact the value of the Corporation’s securities. Prolonged decreases in the price of graphite or other metals could adversely impact the ability of the Corporation to proceed with the development of the Molo Graphite Project.

The Corporation may not have access to sufficient capital to develop the Molo Graphite Project.

The Corporation has limited capital, which is insufficient to development the Molo Graphite Project. The Corporation’s ability to develop the project will depend primarily on its ability to obtain additional capital in the form of private or public equity or debt financing. Access to mine financing has been negatively impacted by the prolonged decline in commodities prices. Therefore, there is no assurance that the Corporation will secure sufficient financing, or the Corporation may be unable to locate and secure capital on terms and conditions that are acceptable to the Corporation. Any equity financing may have a dilutive effect on the value of the Corporation’s securities. Any debt financing, if available, may involve financial covenants which limit operations and could be secured against all of the Corporation’s assets. If the Corporation cannot obtain additional capital, the Corporation may not be able to complete the development of the Molo Graphite Project, which would have a material adverse effect on the business, operating results and financial condition of the Corporation.

The Corporation has a limited operating history and expects to incur operating losses for the foreseeable future.

The Corporation has principally operated as a mineral exploration company since incorporation and has just received its first mining permit. There are numerous difficulties normally encountered by mineral exploration and development companies, and these companies experience a high rate of failure.

The Corporation has not earned any revenues and the Corporation has not been profitable. It is anticipated that the Corporation will continue to report negative operating cash flow in future periods, likely until after the Molo Graphite Project generates recurring revenues from being placed into production of which there is no assurance. The Corporation has no history upon which to base any assumption as to the likelihood that the business will prove successful, and the Corporation can provide no assurance to investors that it will generate any operating revenues or ever achieve profitable operations.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Due to the speculative nature of mineral property exploration, there is substantial risk that the Corporation’s assets will not go into commercial production and the business will fail.

Exploration for minerals is a speculative venture involving substantial risk. The Corporation cannot provide investors with any assurance that the Corporation’s claims and properties will ever enter into commercial production. The exploration work that the Corporation has completed on the Molo Graphite Project claims may not result in the commercial production of graphite. The exploration work that the Corporation has completed on the Green Giant Vanadium Project may not result in the commercial production of vanadium or other minerals.

Estimates of mineral resources and mineral reserves may not be realized.

Mineral resource and mineral reserve estimates are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Corporation relies on laboratory-based recovery models to project estimated ultimate recoveries by mineral type. There can be no assurance that mineral recovery in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Actual recoveries may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Material changes in mineral reserves or mineral resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated mineral reserves and mineral resources should not be interpreted as assurances of mine life or of the profitability of future operations

Because of the inherent dangers involved in mineral exploration, there is a risk that the Corporation may incur liability or damages as the Corporation conducts business.

The search for valuable minerals involves numerous hazards. As a result, the Corporation may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which the Corporation cannot, or may elect not, to insure against. The Corporation currently has no such insurance, but management intends to periodically review the availability of commercially reasonable insurance coverage. If a hazard were to occur, the costs of rectifying the hazard may exceed the Corporation’s asset value and cause us to liquidate all of its assets.
The Corporation’s operations are subject to environmental regulations, which could result in additional costs and operational delays. Environmental legislation is evolving in a manner that may require stricter standards, and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect the Corporation’s projects.

The Corporation has no insurance for environmental problems.
Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. The Corporation has no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If the Corporation is unable to full pay for the cost of remedying an environmental problem, the Corporation might be required to enter into an interim compliance measure pending completion of the required remedy.

Should the Corporation lose the services of key executives, the Corporation’s financial condition and proposed expansion may be negatively impacted.

The Corporation depends on the continued contributions of the Corporation’s executive officers to work effectively as a team, to execute its business strategy and to manage its business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on its business, financial condition, and results of operations. Specifically, the Corporation relies on Craig Scherba, the President and Chief Executive Officer and Marc Johnson, the Chief Financial Officer.

The Corporation does not maintain key man life insurance. Should the Corporation lose any or all of their services and the Corporation is unable to replace their services with equally competent and experienced personnel, the Corporation’s operational goals and strategies may be adversely affected, which will negatively affect potential revenues.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Because access to the Corporation’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays.

Access to most of the properties underlying the Corporation’s claims and interests is restricted due to their remote locations and because of weather conditions. Some of the Corporation’s properties are only accessible by air. As a result, any attempts to visit, test, or explore the property are generally limited to those periods when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production efforts in the event that commercial amounts of minerals are found. This could cause the Corporation’s business to fail.

Climate change and related regulatory responses may impact the Corporation’s business.

Climate change as a result of emissions of greenhouse gases is a current topic of discussion and may generate government regulatory responses in the near future. It is impracticable to predict with any certainty the impact of climate change on the Corporation’s business or the regulatory responses to it, although the Corporation recognizes that they could be significant. However, it is too soon for us to predict with any certainty the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses.

To the extent that climate change increases the risk of natural disasters or other disruptive events in the areas in which the Corporation operates, the Corporation could be harmed. While the Corporation maintains rudimentary business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to the Corporation’s business, its plans may not fully protect us from all such disasters or events.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management.

The Corporation’s management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Tax risks.

Changes in tax laws or tax rulings could materially affect the Corporation’s financial position and results of operations. Changes to, or differing interpretations of, taxation laws or regulations in Canada, Madagascar, the United States of America, or any of the countries in which the Corporation’s assets or relevant contracting parties are located could result in some or all of the Corporation’s profits being subject to additional taxation or other tax liabilities being applicable to the Corporation or its subsidiaries. Taxation laws are complex, subject to differing interpretations and applications by the relevant tax authorities. In particular, the tax treatment relating to the Corporation’s corporate redomicile from the US to Canada is complex. There is no assurance that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Corporation’s profits being subject to additional taxation or which could otherwise have a material adverse effect on profitability, results of operations, financial condition and the trading price of the Corporation’s securities. Additionally, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make investments in or by the Corporation less attractive to counterparties. Such changes could adversely affect the Corporation’s ability to raise additional funding or make future investments.

The Corporation’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

The Corporation operates in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Anti-corruption and anti-bribery laws in certain jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Corporation’s corporate policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. There can be no assurance that the Corporation’s internal control policies and procedures always will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by the Corporation’s affiliates, employees or agents. As such, the Corporation’s corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage the Corporation’s reputation, which could have a material adverse effect on its business, financial position and results of operations or cause the market value of the Common Shares to decline.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

The Corporation does not intend to pay dividends.

The Corporation does not anticipate paying cash dividends in the foreseeable future. The Corporation may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, the Corporation may nevertheless decide, in its sole discretion, not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of the Corporation’s operations, cash flows and financial condition, operating and capital requirements, and other factors the board of directors may consider relevant. There is no assurance that the Corporation will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Because from time to time the Corporation holds a significant portion of cash reserves in Canadian dollars, the Corporation may experience losses due to foreign exchange translations.

From time to time the Corporation holds a significant portion of cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in translation gains or losses in U.S. dollar terms. If there was a significant decline in the Canadian dollar versus the U.S. dollar, the Corporation’s converted Canadian dollar cash balances presented in U.S. dollars on its balance sheet would significantly decline. If the US dollar significantly declines relative to the Canadian dollar the Corporation’s quoted US dollar cash position would significantly decline as it would be more expensive in US dollar terms to pay Canadian dollar expenses. The Corporation has not entered into derivative instruments to offset the impact of foreign exchange fluctuations. In addition, certain of the Corporation’s ongoing expenditures are in South African Rand, Madagascar Ariary and Euros requiring us to occasionally hold reserves of these foreign currencies with a similar risk of foreign exchange currency translation losses.

The Corporation is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition.

Recently there have been adverse conditions and uncertainty in the global economy as the result of unstable global financial and credit markets, inflation, and recession. These unfavorable economic conditions and the weakness of the credit market may continue to have, an impact on the Corporation’s business and the Corporation’s financial condition. The current global macroeconomic environment may affect the Corporation’s ability to access the capital markets may be severely restricted at a time when the Corporation wishes or needs to access such markets, which could have a materially adverse impact on the Corporation’s flexibility to react to changing economic and business conditions or carry on operations.

The current financial environment may impact the Corporation’s business and financial condition that cannot predict.

The continued instability in the global financial system and related limitation on availability of credit may continue to have an impact on the Corporation’s business and financial condition, and the Corporation may continue to face challenges if conditions in the financial markets do not improve. The Corporation’s ability to access the capital markets has been restricted as a result of the economic downturn and related financial market conditions and may be restricted in the future when the Corporation would like, or need, to raise capital. The difficult financial environment may also limit the number of prospects for potential joint venture, asset monetization or other capital raising transactions that the Corporation may pursue in the future or reduce the values the Corporation is able to realize in those transactions, making these transactions uneconomic or difficult to consummate.

The market price for the Common Shares is particularly volatile given the Corporation’s status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares.

The market price for the Common Shares is characterized by significant price volatility when compared to seasoned issuers, and the Corporation expect that its share price will continue to be more volatile than a seasoned issuer. Such volatility is attributable to a number of factors. First, the Common Shares, at times, are thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of Common Shares by shareholders may disproportionately influence the price of those Common Shares in either direction. The price for the Common Shares could, for example, decline precipitously in the event that a large number of Common Shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Second, the Corporation are a speculative or “risky” investment due to the Corporation’s limited operating history, lack of profits to date and uncertainty of future market acceptance for the Corporation’s potential products. As a consequence, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond the Corporation’s control and may decrease the market price of the Common Shares, regardless of the Corporation’s performance. The Corporation cannot make any predictions as to what the prevailing market price for the Common Shares will be at any time or as to what effect that the sale of Common Shares or the availability of Common Shares for sale at any time will have on the prevailing market price.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Securities of small-cap and mid-cap companies have experienced substantial volatility in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in graphite prices and demand, the U.S. dollar, the Malagasy ariary, the Canadian dollar, and the Corporation’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Corporation that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Corporation’s public float may limit the ability of some institutions to invest in its securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause its securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

8.
Market for Securities

Trading Price and Volume

The table below sets forth the high and low closing sale prices and volume of our common shares on the TSX for each month of the most recently completed financial year. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	TSX (in CAD$)
Month	High	Low	Volume
July 2018	$0.10	$0.08	3,680,700
August 2018	$0.10	$0.08	3,971,200
September 2018	$0.09	$0.05	4,210,300
October 2018	$0.14	$0.07	21,919,900
November 2018	$0.11	$0.09	4,474,200
December 2018	$0.11	$0.09	6,627,700
January 2019	$0.12	$0.08	14,201,000
February 2019	$0.16	$0.11	13,212,200
March 2019	$0.13	$0.08	17,401,800
April 2019	$0.11	$0.09	4,077,300
May 2019	$0.10	$0.09	3,125,000
June 2019	$0.10	$0.09	2,358,700

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

9.
Directors and Officers

The following are the directors and officers of the Company.

Name	Age	Company Position	Principal Occupation (1)	Director Since	# and % of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
John Sanderson (1)(4)(5)(6) (Vancouver, BC, Canada)	84	Chairman of the Board of Directors	Lawyer and arbitrator	January 2009	75,000 (<0.1%)
Craig Scherba (2) (Oakville, ON, Canada)	47	Director, President & Chief Executive Officer		January 2010	600,000 (0.1%)
Robin Borley (2) (Johannesburg, South Africa)	51	Director, Senior Vice President – Mine Development,		December 2013	2,787,857 (0.8%)
Dean Comand (1)(4)(6) (Ancaster, ON, Canada)	53	Director	Professional Engineer, Consultant	October 2014	Nil (0.0%)
Dalton Larson (1)(4)(5)(6) (Surrey, BC, Canada)	79	Director	Lawyer and arbitrator	October 2014	1,000,000 (0.2%)
Marc Johnson (Toronto, ON, Canada)	43	Chief Financial Officer			300,000 (<0.1%)
Brent Nykoliation (Toronto, ON, Canada)	50	Senior Vice President – Corporate Development			Nil (0.0%)

(1) Other than Company Position as described by the respective individual.
(2) The number of securities beneficially owned or controlled or directed, directly or not directly, is not within the knowledge of the Company and has been furnished by the respective individual.
(3) Messrs. Sanderson, Comand, and Larson are independent directors of the Company.
(4) Members of the Audit Committee are Dean Comand (Chair), John Sanderson and Dalton Larson.
(5) Members of the Nomination Committee are John Sanderson and Dalton Larson.
(6) Members of the Compensation Committee are Dalton Larson (Chair), John Sanderson and Dean Comand.
(7) Quentin Yarie resigned as a director effective September 27, 2019.

The following is a brief biography of each of our directors:

John Sanderson, Q.C. (Vancouver, Canada)

Mr. Sanderson has been the Company’s Vice Chairman of the Board since October 2009 and a director of our Company since January 2009. Mr. Sanderson was Chairman of the Board of the Company from January 2009 to September 2009. Mr. Sanderson is a chartered mediator, chartered arbitrator, consultant and lawyer called to the bar in the Canadian provinces of Ontario and British Columbia. Mr. Sanderson’s qualifications to serve as a director include his many years of legal and mediation experience in various industries. Mr. Sanderson is a Queen’s Counsel (Q.C.). He has acted as mediator, facilitator and arbitrator across Canada, and internationally, in numerous commercial transactions, including insurance claims, corporate contractual disputes, construction matters and disputes, environmental disputes, inter-governmental disputes, employment matters, and in relation to aboriginal claims. He has authored and co-authored books on the use and value of dispute resolution systems as an alternative to the courts in managing business and legal issues.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Craig Scherba, P.Geol. (Oakville, Canada)

Mr. Scherba was appointed as the President and Chief Executive Officer of the Company in August 2015 and has served as a director since January 2010. Mr. Scherba served as President and Chief Operating Officer from September 2012 to August 2015 and Vice President, Exploration of the Company from January 2010 to September 2012. Mr. Scherba has been a professional geologist (P. Geol.) since 2000, and his expertise includes supervising large Canadian and international exploration. Mr. Scherba also serves as Vice President, Exploration of MacDonald Mines Exploration Ltd, Red Pine Exploration Inc. and Honey Badger Exploration Inc. which are resource exploration companies trading on the TSX Venture Exchange. In addition, Mr. Scherba was professional geologist with Taiga Consultants Ltd. (“Taiga”), a mining exploration consulting company from March 2003 to December 2009. He was a managing partner of Taiga between January 2006 and December 2009. Mr. Scherba was an integral member of the exploration team that developed Nevsun Resources’ high grade gold, copper and zinc Bisha project in Eritrea. While at Taiga, Mr. Scherba served as the Company's Country and Exploration Manager in Madagascar during its initial exploration stage.

Robin Borley (Johannesburg, South Africa)

Mr. Borley was appointed our Senior Vice President (“SVP”) of Mine Development in December 2013 and has served as a director since December 2013. Mr. Borley is a Graduate mining engineering professional and a certified mine manager with more than 25 years of international mining experience building and operating mining ventures. He has held senior management positions both internationally and within the South African mining industry. Until October 2014, Mr. Borley served as Mining Director for DRA Mineral Projects. In addition, Mr. Borley was instrumental as the COO of Red Island Minerals in a developing a Madagascar coal venture. His diverse career has spanned resource project management, evaluation, exploration and mine development. Robin has completed several mine evaluations including operational and financial evaluations of new and existing operations across a diverse range of resource sectors. He has experience in the management of underground and surface mining operations from both the contractor and owner miner environments. From 2006 through to 2012, Robin participated in the BEE management buy-out transaction of the Optimum Colliery mining property from BHP, through its independent listing and its ultimate sale to Glencore in December 2012.

Dean Comand P. Eng, CET MMP CDir. (Ancaster, Canada)

Mr. Comand has served as a director of the Company since October 2014. He is a Mechanical Engineer and holds his P. Eng designation in the province of Ontario as well as designation as a Certified Engineering Technologist. Mr. Comand earned his Maintenance Manager Professional Designation (MMP) license in 2006 and his Charter Director designation (CDir) in 2012. Mr. Comand is currently the President and Chief Executive Officer of Hamilton Utilities Corporation and continues to provide strategic advice to numerous clients around the world in the mining and energy sectors. From 2009 – 2014, Mr. Comand worked for Sherritt International as Vice President of Operations of Ambatovy, a large scale nickel project in Madagascar. He successfully led the construction and commissioning of Ambatovy, and led the operations to commercial production. He has extensive business and financial acumen in large-scale energy, power, and mining industries. He has consistently held senior positions in operations, business, project development, environmental management, maintenance, and project construction. He has managed a variety of complex operations, including one of the world’s largest mining facilities, industrial facilities, numerous power plants, renewable energy facilities and privately held municipal water treatment facilities across Canada and the United States.

Dalton Larson (Surrey, Canada)

Mr. Larson has served as a director of our Company since October 2014. Mr. Larson is a Canadian attorney with more than 35 years as a member of the Law Society of British Columbia. He commenced practice as a member of the Faculty of Law, University of British Columbia, subsequently becoming a partner of a major Vancouver Law firm, now McMillan LLP. Currently, he maintains a private practice along with a vigorous investment business. He is a recognized expert in alternate dispute resolution and has extensive experience as a professional arbitrator and mediator. He has three degrees, including a Master’s degree in law from the University of London, England. His business activities include more than 25 years as a director of several investment funds managed by the CW Funds group of companies, affiliated with Ventures West Management Inc., which is one of the largest venture capital firms in Canada. The CW Funds raised and invested in a wide variety of businesses totaling more than $130 million, primarily from overseas investors. In that period, he served as Chairman of the Board of Directors of a Philippine ethanol company. He was the founding shareholder of the First Coal Corporation, which started operations in 2014. He served as the first Chairman of the Board of Directors for two years and then participated closely in its governance and management including serving as the Chair of the Compensation Committee. During his tenure, the Company raised in excess of $65 million in equity to finance its development activities, all by way of private placements. First Coal Corporation was sold to Xstrata in excess of $150 million. He currently serves as the Chairman of the Board of Directors of Cloud Nine Education Group (CSE:CNI) and on the Board of Directors of SmartCool Systems Inc. (TSX-V: SSC).

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

The following is a brief biography of each of our executive officers:

Craig Scherba, P.Geol. (Oakville, Canada) – President and Chief Executive Officer

Mr. Scherba was appointed as the President and Chief Executive Officer of the Company in August 2015 and has served as a director since January 2010. Mr. Scherba served as President and Chief Operating Officer from September 2012 to August 2015 and Vice President, Exploration of the Company from January 2010 to September 2012. Mr. Scherba has been a professional geologist (P. Geol.) since 2000, and his expertise includes supervising large Canadian and international exploration. Mr. Scherba also serves as Vice President, Exploration of MacDonald Mines Exploration Ltd, Red Pine Exploration Inc. and Honey Badger Exploration Inc. which are resource exploration companies trading on the TSX Venture Exchange. In addition, Mr. Scherba was professional geologist with Taiga Consultants Ltd. (“Taiga”), a mining exploration consulting company from March 2003 to December 2009. He was a managing partner of Taiga between January 2006 and December 2009. Mr. Scherba was an integral member of the exploration team that developed Nevsun Resources’ high grade gold, copper and zinc Bisha project in Eritrea. While at Taiga, Mr. Scherba served as the Company's Country and Exploration Manager in Madagascar during its initial exploration stage.

Marc Johnson, CFA, CPA (Toronto, Canada) - Chief Financial Officer

Mr. Johnson is a bilingual senior executive with over 20 years of business experience, including 10 years at public corporations as CFO, VP Corporate Development and other financial management positions, and 10 years in capital markets in investment banking and equity research. Mr. Johnson is a Chartered Financial Analyst (CFA) and a Chartered Professional Accountant (CPA) and joined as CFO in October 2015. He also holds a Bachelor of Commerce (Finance) from the John Molson School of Business at Concordia University in Montreal.

Brent Nykoliation (Toronto, Canada) – SVP Corporate Development

Mr. Nykoliation joined the senior management team at NextSource Materials as Vice President, Corporate Development in 2007 and oversees all fundraising and communication initiatives with analysts and investors for the Company. He brings over 20 years of management experience, having held senior marketing and strategic development positions with several Fortune 500 corporations in Canada, notably Nestlé, Home Depot and Whirlpool.

Mr. Nykoliation holds a Bachelor of Commerce with Honours degree from Queen's University and also serves as a director of Red Pine Exploration Inc., (TSX.V:RPX) a publicly listed gold resource exploration company headquartered in Toronto, Canada.

Robin Borley (Johannesburg, South Africa) – SVP Mine Development

Mr. Borley was appointed our Senior Vice President (“SVP”) of Mine Development in December 2013 and has served as a director since December 2013. Mr. Borley is a Graduate mining engineering professional and a certified mine manager with more than 25 years of international mining experience building and operating mining ventures. He has held senior management positions both internationally and within the South African mining industry. Until October 2014, Mr. Borley served as Mining Director for DRA Mineral Projects. In addition, Mr. Borley was instrumental as the COO of Red Island Minerals in a developing a Madagascar coal venture. His diverse career has spanned resource project management, evaluation, exploration and mine development. Robin has completed several mine evaluations including operational and financial evaluations of new and existing operations across a diverse range of resource sectors. He has experience in the management of underground and surface mining operations from both the contractor and owner miner environments. From 2006 through to 2012, Robin participated in the BEE management buy-out transaction of the Optimum Colliery mining property from BHP, through its independent listing and its ultimate sale to Glencore in December 2012.

Director Term Limits and Female Representation in Management and on the Board

The Company has not instituted director term limits. The Company believes that in taking into account the nature and size of the Board and the Company, it is more important to have relevant experience than to impose set time limits on a director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Company. In lieu of imposing term limits, the Company regularly monitors director performance through annual assessments and regularly encourages sharing and new perspectives through regularly scheduled Board meetings, meetings with only independent directors in attendance, as well as through continuing education initiatives. On a regular basis, the Company analyzes the skills and experience necessary for the Board and evaluates the need for director changes to ensure that the Company has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

The Company has not implemented a diversity policy; however, the Company believes that it currently promotes the benefits of, and need for, extending opportunities to all candidates, without distinction as to gender, race, colour, religion, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship, disability, or any other basis and will strive for diversity of experience, perspective and education. The Company believes that it currently focuses on hiring the best quality individuals for the position and also encourages representation of women on the Board and in executive officer positions.

While the Nomination Committee does not have a formal diversity policy for Board membership, the Nomination Committee seeks directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board’s deliberations and decisions. The Nomination Committee considers, among other factors, diversity with respect to viewpoint, skills, experience, character and behavior qualities in its evaluation of candidates for Board membership. The Company currently has six Board members and four executive officers, none of whom are female. The Nomination Committee has been tasked with identifying and nominating a woman as an eventual seventh director. The Company has not considered the level of representation of women in its executive officer positions or on its Board in previous nominations or appointments (including a targeted number or percentage).

As noted above, the Company’s focus has always been, and will continue to be, working to attract the highest quality executive officers and Board candidates with special focus on the skills, experience, character and behavioral qualities of each candidate. The Company will continue to monitor developments in the area of diversity.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No directors or executive officers of the Company: (i) is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (ii) is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

As at the date hereof, No directors or executive officers of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Stockholder in deciding whether to vote for a proposed director.

Conflicts of Interest

To the best of our knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between us and any of our directors or officers, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of NextSource and their duties as a director or officer of such other companies. See “Risk Factors — Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for these directors and officers to be in a position of conflict” above.

Audit Committee

The Audit Committee consists of Dean Comand (Chair), Dalton L. Larson and John Sanderson, each of whom is financially literate as per the meaning of NI 52-110 and independent as per the independence standards of NI 58-101 (each is an independent director as each is not involved in the day-to-day operations of the Company).

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

The following is a brief description of the education and experience of each of the committee members:

Dean Comand P. Eng, CET MMP CDir. (Ancaster, Canada)

Mr. Comand has served as a director of the Company since October 2014. He is a Mechanical Engineer and holds his P. Eng designation in the province of Ontario as well as designation as a Certified Engineering Technologist. Mr. Comand earned his Maintenance Manager Professional Designation (MMP) license in 2006 and his Charter Director designation (CDir) in 2012. Mr. Comand is currently the President and Chief Executive Officer of Hamilton Utilities Corporation and continues to provide strategic advice to numerous clients around the world in the mining and energy sectors. From 2009 – 2014, Mr. Comand worked for Sherritt International as Vice President of Operations of Ambatovy, a large scale nickel project in Madagascar. He successfully led the construction and commissioning of Ambatovy, and led the operations to commercial production. He has extensive business and financial acumen in large-scale energy, power, and mining industries. He has consistently held senior positions in operations, business, project development, environmental management, maintenance, and project construction. He has managed a variety of complex operations, including one of the world’s largest mining facilities, industrial facilities, numerous power plants, renewable energy facilities and privately held municipal water treatment facilities across Canada and the United States.

John Sanderson, Q.C. (Vancouver, Canada)

Mr. Sanderson has been the Company’s Vice Chairman of the Board since October 2009 and a director of our Company since January 2009. Mr. Sanderson was Chairman of the Board of the Company from January 2009 to September 2009. Mr. Sanderson is a chartered mediator, chartered arbitrator, consultant and lawyer called to the bar in the Canadian provinces of Ontario and British Columbia. Mr. Sanderson’s qualifications to serve as a director include his many years of legal and mediation experience in various industries. Mr. Sanderson is a Queen’s Counsel (Q.C.).

Dalton Larson (Surrey, Canada)

Mr. Larson has served as a director of our Company since October 2014. Mr. Larson is a Canadian attorney with more than 35 years as a member of the Law Society of British Columbia. He commenced practice as a member of the Faculty of Law, University of British Columbia, subsequently becoming a partner of a major Vancouver Law firm, now McMillan LLP. Currently, he maintains a private practice along with a vigorous investment business. He has three degrees, including a Master’s degree in law from the University of London, England. His business activities include more than 25 years as a director of several investment funds managed by the CW Funds group of companies, affiliated with Ventures West Management Inc., which is one of the largest venture capital firms in Canada. He served as Chairman of the Board of Directors of a Philippine ethanol company. He was the founding shareholder of the First Coal Corporation, which started operations in 2014. He served as the first Chairman of the Board of Directors for two years and then participated closely in its governance and management including serving as the Chair of the Compensation Committee. He currently serves as the Chairman of the Board of Directors of Cloud Nine Education Group (CSE:CNI) and on the Board of Directors of SmartCool Systems Inc. (TSX-V: SSC).

During fiscal 2019, the Audit Committee met four times in person or by telephone.

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The Audit Committee is also responsible for reviewing our audited annual consolidated financial statements, unaudited interim consolidated financial statements and management’s discussion and analysis of financial results of operations for both annual and interim consolidated financial statements and review of related operations prior to their approval by the Board.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Board. A copy of the charter is attached as Schedule “A”.

10.
Legal Proceedings and Regulatory Actions

We are not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

We are not currently involved in any regulatory actions and no penalties, sanctions, or settlements have been imposed against the Company by a court or by a securities regulatory authority during the financial year.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

11.
Interest of Management and Others in Material Transactions

No director or executive officer of the Company, no person owning or exercising control over more than 5% of the Company’s issued and outstanding Shares, and no associate or affiliate of any such person has had any material interest, direct or indirect, in any material transaction involving the Company within the fiscal year ended June 30, 2019.

12.
Interest of Experts

Craig Scherba, P.Geo., the Company’s President and Chief Executive Officer is the Qualified Person, as defined by NI 43-101, and has reviewed and approved the scientific and technical information disclosed in this Annual Information Form. See “Directors and Officers”

Johann Knipe de Bruin, Pr. Eng, has acted as a qualified person on the Molo Feasibility Study and has reviewed and approved the information related to the Molo Feasibility Study in this Annual Information Form. Johann Knipe de Bruin, Pr. Eng, is independent of the Company in accordance with NI 43-101. As at the date hereof, Johann Knipe de Bruin hold less than one percent of the Company’s outstanding securities.

MNP LLP (“MNP”) was engaged to audit our consolidated financial statements and is independent within the meaning of the Rules of
Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

13.
Material Contracts

Other than contracts entered into in the ordinary course of business, we have not entered into any material contracts within the financial year ended June 30, 2018 or before such time that are still in effect.

14.
Transfer Agent and Registrar

The Company’s principal transfer agent and registrar for our common shares is TSX Trust Company and its principal offices are in Toronto, Canada.

15.
Auditors

The Board considers that the work done in the year ended June 30, 2019 by the Company’s external auditors, MNP LLP is compatible with maintaining MNP LLP. All of the work expended by MNP LLP on our June 30, 2019 audit was attributed to work performed by MNP LLP’s full-time, permanent employees. The Audit Committee reviews and must approve all engagement agreements with external auditors.

During the year ended June 30, 2019, the Audit Committee pre-approved all of the fees invoiced by MNP LLP.

Audit Fees:
The aggregate fees, including expenses, billed by the Company’s auditor in connection with the audit of our financial statements for the most recent fiscal year and for the review of our financial information included in our Annual Report and our quarterly reports during the fiscal year ending June 30, 2019 was CAD$49,542 (June 30, 2018: CAD$32,100).

Non-Audit Assurance Fees:

The aggregate fees, including expenses, billed by the Company’s auditor for assurance services unrelated to the audit for the year ended June 30, 2019 were CAD$Nil (June 30, 2018: CAD$23,647).

Non-Audit Taxation Fees:
The aggregate fees, including expenses, billed by the Company’s auditor for tax compliance services during the year ended June 30, 2019 were CAD$72,549 (June 30, 2018: CAD$6,527).

16.
Additional Information

Additional information related to the Company, including the financial statements and management discussion and analysis (MD&A) for the most recently completed financial year, is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

SCHEDULE A
AUDIT COMMITTEE CHARTER

GENERAL AND AUTHORITY

The Board of Directors of NextSource Materials Inc. (the “Company) appoints the Audit Committee (the “Committee). The Committee is a key component of the Company’s commitment to maintaining a higher standard of corporate responsibility. The Committee shall review the Company’s financial reports, internal control systems, the management of financial risks and the external audit process. It has the authority to conduct any investigation appropriate to its responsibilities. The Committee has the authority to: engage independent counsel and other advisors as it necessary to carry out its duties; set and pay the compensation for advisors employed by the Committee; and communicate directly with the internal and external auditors.

RESPONSIBILITIES

Overseeing the External Audit Process - The Committee shall recommend to the Board the external auditor to be nominated, shall set the compensation for the external auditor and shall ensure that the external auditor reports directly to the Committee. (b) The Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting. (c) The Committee shall review the external auditor’s audit plan, including scope, procedures and timing of the audit. (d) The Committee shall pre-approve all non-audit services to be provided by the external auditor. (e) The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employers of the present and former external auditor. (f) The Committee shall review fees paid by the Company to the external auditor and other professionals in respect of audit and non-audit services on an annual basis.

Financial Reporting and Internal Controls - (a) The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles, that the information contained therein is not erroneous, misleading or incomplete and that the audit function has been effectively carried out. (b) The Committee shall report to the Board with respect to its review of the annual audited financial statements and recommend to the Board whether or not same should be approved prior to their being publicly disclosed. (c) The Committee shall review the Company’s annual and interim financial statements, management’s discussion and analysis relating to annual and interim financial statements, and earnings press releases prior to any of the foregoing being publicly disclosed by the Company. (d) The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the disclosure referred to in Section 3.2(c) of this Charter, and periodically assess the adequacy of these procedures. (e) The Committee shall oversee any investigations of alleged fraud and illegality relating to the Company’s finances. (f) The Committee shall establish procedures for: (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (2) the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters. (g) The Committee shall meet no less frequently than annually with the external auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls, auditing matters and such other matters as the Committee deems appropriate.

Risk Management - The Committee shall inquire of management and the external auditor regarding significant risks or exposures to which the Company may be subject, and shall assess the adequacy of the steps management has taken to minimize such risks.

Other Responsibilities - The Committee shall perform any other responsibilities consistent with this Charter and any applicable laws as the Committee or Board deems appropriate.

COMPOSITION AND MEETINGS

Composition - (a) The Committee shall be composed of three or more directors, all of whom are independent as per the independence standards of NI 58-101 in Canada (each are independent directors as they do not have involvement in the day-to-day operations of the Company). (b) If at any time, the Company ceases to be exempt from Part 3 of National Instrument 52-110 - Audit Committees, every audit committee member shall be Independent, as such term is defined in said Instrument. (c) Notwithstanding Sections 4.1(a) and 4.1(b) of this Charter, the Committee and its membership shall at all times be so constituted as to meet all current, applicable legal, regulatory and listing requirements, including, without limitation, securities laws and the requirements of the TSX and of all applicable securities regulatory authorities. (d) Committee members will be appointed by the Board. One member shall be designated by the Board to serve as Chair.

NEXTSOURCE MATERIALS INC.
ANNUAL INFORMATION FORM
For the year ended June 30, 2019

Meetings - (a) The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or are required. A minimum of two and at least 50% of the members present in person or by telephone shall constitute a quorum. For quorum to exist, the majority of members’ present must not be Company’ employees, Control Persons or officers or any of its Associates or Affiliates, (capitalized terms as defined by the TSX). (b) If a vacancy in the Committee exists, the remaining members may exercise all of its powers and responsibilities provided that a quorum (as herein defined) remains in office. (c) The time and place at which meetings of the Committee shall be held, and the procedures at such meetings, shall be determined by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile or electronic means, by giving 48 hours’ notice, or such greater notice as may be required under the Company’s By-Laws, provided that no notice shall be necessary if all the members are present either in person or by telephone or if those absent have waived notice. (d) The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person, who need not be a member, to act as a secretary at any meeting. (e) The Committee may invite such officers, directors and employees of the Company as it deems appropriate, from time to time, to attend meetings of the Committee. Any matters to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

REPORTING TO THE BOARD

The Committee shall report regularly to the Board on Committee activities, findings and recommendations. The Committee is responsible for ensuring that the Board is aware of any matter that may have a significant impact on the financial condition or affairs of the Company.

CONTINUED REVIEW OF CHARTER

The Committee shall review and assess the continued adequacy of this Charter annually and submit such proposed amendments as the Committee sees fit to the Board for its consideration.